EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02038522

FORM 6-K

Report of Foreign Private Issuer

RECD S.E.C.
MAY 31 2002
1086

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 31, 2002

British Telecommunications plc
(Translation of Registrant's Name into English)

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

BT Center
81 Newgate Street
London EC1A 7AJ
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

This Report on Form 6-K is incorporated by reference into the registrant's annual report on Form 20-F for the year ended March 31, 2002 (Commission file number 333-12356)

Enclosure: British Telecommunications plc - Annual Report and Form 20-F 2002

LNDOCS01/266548.1

This Report contains the Annual Report and Form 20-F 2002 of British Telecommunications plc (the "Company") for the fiscal year ended March 31, 2002. The Annual Report and Form 20-F 2002 comprises the Annual Report and accounts of the Company in accordance with United Kingdom requirements and the information required to be set out in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002 (the "Form 20-F") to the Securities and Exchange Commission. This information in the Annual Report and Form 20-F 2002 that is referenced in the "Cross-reference to Form 20-F" table on pages 87 and 88 shall be deemed to be filed with the Securities and Exchange Commission for all purposes, including incorporation by reference into the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on May 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

Date: May 31 2002

By: ____________________
Name: Stephen Prior
Title: Company Secretary

British Telecommunications plc

Annual Report and Form 20-F 2002

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format

This is the annual report for the year ended 31 March 2002. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

References to the "financial year" are to the year ended 31 March of each year, e.g. the "2002 financial year" refers to the year ended 31 March 2002. Unless otherwise stated, all non-financial statistics are at 31 March 2002.
Please see cautionary statement regarding forward-looking statements on page 81.
In this annual report, references to "BT", "BT plc", the "company", the "group", "us" or "we" are to British Telecommunications plc and its subsidiaries, or any of them, as the context may require.

Business review

The review is divided into the following sections:

Please see cautionary statement regarding forward-looking statements on page 81.

All customer numbers are given as at 31 March 2002, unless stated otherwise.

EBITDA = Earnings before interest, taxation, depreciation and amortisation

Introduction

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and is BT Group plc's principal trading subsidiary. BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe. Our collective aim is to create shareholder value through service excellence, brand leadership, our large-scale networks and our existing customer base, and also through developing and marketing new, higher-value broadband and internet products and services.

BT Group plc was formed when the mmO2 business (comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland) was demerged on 19 November 2001. Shareholders in BT plc received one share in mmO2 plc and one share in BT Group plc for each share they previously held in British Telecommunications plc. Trading in BT Group plc and mmO2 plc shares began on 19 November 2001.

BT consists principally of four lines of business: BT Retail, BT Wholesale, BT Ignite and BTopenworld.

In the year ended 31 March 2002 (the 2002 financial year), 89% of our revenues were derived from operations within the UK, where we are the largest full service telecommunications operator, serving over 21 million customers. The largest lines of business within the group, BT Retail and BT Wholesale, operate almost entirely within the UK, addressing the consumer, business and wholesale markets, and offer a broad spectrum of communications products and services. Our aim is to increase profitable revenues from data and advanced broadband and internet services and to reduce further the proportion of revenue and profit generated by fixed-line voice services.

Group strategy

BT's three-year strategy is to create value for shareholders through being the best provider of communications services and solutions for everybody in the UK, and for corporate customers in Europe, achieving global reach through partnership.

The lines of business will focus on seven strategic priorities:

- to deliver the highest levels of customer satisfaction performance and reduce the number of dissatisfied customers each year;
- to achieve organic profitable revenue growth, while constraining capital expenditure;
- to put broadband at the heart of BT, expand the market for broadband services and create a media-enabled network;
- to provide solutions and other value-added services for multi-site corporate customers in Europe;
- to place all UK networks under a single management structure and to limit investment in legacy voice and data platforms, while migrating operations to new platforms;
- to use the strength of the BT brand to move into broadband services for consumers and also related markets, such as communications solutions and business mobility services for major business customers; and information and communications technology for SMEs; and
- all delivered by diverse, skilled and motivated people.

Restructuring

During the 2002 financial year, which saw some of the worst conditions in the telecoms, media and technology (TMT) sector for many years, we completed a radical restructuring, the aims of which were to enhance customer service, create greater management focus and reduce debt.

The main features of the restructuring were:

- the UK's largest-ever rights issue;
- the demerger of the majority of BT's mobile businesses to create two separate listed companies, BT Group plc and mmO2 plc;
- the disposal of significant non-core businesses and assets;
- the unwind of Concert, BT's joint venture with AT&T;
- the establishment of customer-focused lines of business; and
- the reduction of our net debt from £27.9 billion at 31 March 2001 to £13.7 billion at 31 March 2002.

Rights issue

On 10 May 2001, BT announced a three for ten rights issue at 300 pence per share. This was well supported by shareholders and closed, as planned, on 15 June 2001. Some 1.98 billion new shares were issued to shareholders who took up their rights, raising £5.9 billion, net of expenses.

Demerger of mmO2

On 19 November 2001, we completed the demerger of mmO2, comprising what were BT's wholly-owned mobile assets in Europe: O2 UK (formerly known as BT Cellnet), O2 Communications (Ireland) Ltd (formerly known as Esat Digifone), Telfort Mobiel, Viag Interkom, Manx Telecom and Genie.

The legal structure of the transaction was such that BT sold O2 Limited to mmO2 plc for £18.5 billion, being the carrying value of the investment in O2 in the company balance sheet of BT plc. Accordingly there was no gain or loss on the transaction in the company profit and loss account of BT. In the consolidated profit and loss account of BT there is a loss of £1.0 billion reflecting the difference between the proceeds of £18.5 billion and the net asset value of O2 on disposal of £19.5 billion.

BT and mmO2 have, through arm's length negotiations, entered into a number of agreements to define the continuing relationship between the groups. These include:

- until November 2004, we will exclusively promote the mobile products and services of 02 UK to the business market in the UK;
- until 31 March 2003, we will not offer mobile products and services to the consumer market in the UK solely under the BT brand. We may, however, offer mobile products and services under the BT brand if co-branded with the brands of other mobile network operators, and may offer bundled fixed and mobile products under the BT brand; and
- parts of mmO2 are able to use some of our trademarks and brands, including the BT name and the half piper logo, on a transitional basis until 31 March 2003.

Acquisitions and disposals

During the past three financial years, BT made a number of significant acquisitions, including taking stakes in Japan Telecom and J-Phone and control of Viag Interkom, Esat Telecom and Esat Digifone. During the latter part of that period, reflecting the change in the group's strategy, we disposed of a number of businesses and assets, including Yell, Japan Telecom, J-Phone and Airtel. This enabled us to focus on our core businesses and to reduce net debt. We also transferred assets and businesses to Concert, which was subsequently unwound (see "Concert" below).

Our recent programme of acquisitions and disposals included:

Acquisition and disposal of Viag Interkom

In January and February 2001, we took sole control of Viag Interkom by acquiring the remaining 45% which we did not already own from E.ON (formerly VIAG AG) for £4.6 billion, having already bought Telenor's 10% interest for £1 billion. The wireless business of Viag Interkom was transferred to mmO2 on demerger. The fixed line business market of Viag Interkom is now served by BT Ignite Germany.

Acquisition and disposal of Japan Telecom and J-Phone

In June and July 2001, we sold our 20% interest in Japan Telecom, and our interests in J-Phone Communications and the J-Phone group companies to Vodafone, for £3.7 billion in cash. This is more than four times our original investments, which were made in stages, beginning in the 2000 financial year.

Acquisition and disposal of Cellnet

On 10 November 1999, we acquired the 40% interest in Cellnet Group, our mobile cellular phone operator, that we did not already own for £3.15 billion. This business was transferred to mmO2 on demerger.

Disposal of Yell

On 22 June 2001, we sold Yell Group, our international directories and e-commerce business, to a newly-formed company, jointly owned by Apax Partners and Hicks, Muse, Tate & Furst for approximately £2 billion. Yellow Book USA, an independent classified directory publisher in the USA, which we had acquired in August 1999 for £415 million, was sold as part of Yell.

Acquisition and disposal of Telfort

In July 2000, we took full control of Telfort, our Dutch joint venture, by acquiring, for £1.21 billion, the 50% of Telfort that we did not already own. The wireless business of Telfort was transferred to mmO2 on demerger. The fixed line business of Telfort is now served by BT Ignite Netherlands.

Disposal of Airtel

On 29 June 2001, we completed the sale of our 17.8% interest in Airtel Móvil S.A. to Vodafone for £1.1 billion. This represents a return of almost five times our original investment in the Spanish wireless operator.

Property sale and leaseback

As part of a wider property outsourcing arrangement, in December 2001, we completed the sale and leaseback of the majority of our UK property portfolio to Telereal, a 50/50 joint venture partnership between Land Securities Trillium and The William Pears Group, for £2.4 billion in cash. Around 6,700 properties – offices, telephone exchanges, vehicle depots, warehouses, call centres and computer centres, totalling some 5.5 million square metres – were effectively sold. The transaction also included the transfer of approximately 350 employees from BT to Land Securities Trillium (Telecom) during the first quarter of 2002.

Under these new arrangements, Telereal is responsible for providing accommodation and estates management services to BT. In return, we pay Telereal around £190 million of annual rental increasing at 3% a year for use of the freeholds. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. We have the flexibility to vacate approximately 35% by rental value of the estate, including existing lease ends, over the contract term at no extra cost.

BT has retained direct ownership of approximately 220 properties. A number of these were retained with a view to obtaining better value through other means.

Concert

On 1 April 2002, following an announcement in October 2001 BT completed the unwind of Concert, our international joint venture with AT&T, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

As a result of the unwind, we have largely taken back into our ownership those parts of Concert originally contributed by us to the joint venture, while AT&T has taken back into its ownership those parts it originally contributed. We have acquired substantially all of Concert's managed services network infrastructure in Europe, Africa, the Middle East and the Americas, and substantially all of the customer and supplier contracts that we originally contributed to Concert. Concert assets that have been returned to us are now managed by BT Global Business, part of BT Ignite, while Concert customers that have been returned to us are now managed partly by BT Global Business and partly by BT Retail.

Simultaneously with the completion of the termination of the Concert joint venture, AT&T acquired our Canadian joint venture, through which we held an indirect minority shareholding in AT&T Canada.

Under the Canadian joint venture agreement, BT was committed to participating in AT&T's future obligation to acquire all publicly-traded shares of AT&T Canada at a cost to BT of up to £750 million. AT&T has now taken full ownership of the joint venture and BT no longer has any involvement in the joint venture, nor has any obligations in relation to AT&T Canada.

Lines of business

The following table sets out the total turnover for each of our lines of business in the 2002 and 2001 financial years.

	Total turnover	
Years ended 31 March	2002 £m	2001 £m
BT Retail	**12,085**	12,063
BT Wholesale	**12,256**	11,728
BT Ignite	**4,476**	3,468
BTopenworld	**222**	140
Other	**373**	138
Intra-group	**(10,965)**	(10,396)
Total continuing activities	**18,447**	17,141
mmO2	**2,665**	3,388
Yell	**171**	749
Intra-group	**(724)**	(851)
Total discontinued activities	**2,112**	3,286
Totals	**20,559**	20,427

BT Retail

Years ended, or as at, 31 March	2002	2001
Group turnover (£m)	**12,085**	12,063
Group operating profit* (£m)	**1,102**	888
No. of employees ('000)	**50.8**	53.6

*before goodwill amortisation and exceptional items

BT Retail is the UK's largest communications service provider, by market share, to the residential and business markets. It trades under one of the UK's leading brands — BT — and is the prime channel to market for the other businesses in the BT group.

BT Retail supplies business and residential customers with a wide range of communication products and services, including voice, data, internet and multimedia services. It also offers a comprehensive range of managed and packaged communications solutions.

BT Retail's strategy, which has customer satisfaction as its cornerstone, aims simultaneously to achieve the goals of reducing costs and improving customer satisfaction. During the 2002 financial year, BT Retail made significant progress in implementing its strategy with the aim of:

- minimising the decline in revenue from its traditional core business;
- growing existing new-wave revenue and developing fresh initiatives;
- establishing brand extension opportunities in adjacent markets; and
- improving its efficiency.

Voice services

In the residential, fixed-voice call market, BT Retail's share remained stable over the year at 73%, having fallen from 79% in mid-1999 to 74% by mid-2000. Within the business sector, there was a reduced level of market share loss, with a market share of around 48%.

New-wave business

Existing new-wave business, including ISDN lines, customer premises equipment, digital private circuits and conferencing, showed growth of 10%.

In December 2001, BT Retail announced a target of a 4% per annum increase in incremental revenue from existing new-wave business by the 2005 financial year.

In addition, it announced a plan to introduce a number of new-wave initiatives to generate incremental revenue of £825 million by the 2005 financial year.

In April 2002, BT Retail announced that it would be launching a new mobility services portfolio in June 2002 to bring a wide range of products to business customers and create a new service provider business in the mobile market, giving unified billing and customer service for the first time under the BT brand.

BT Wholesale

Years ended, or as at, 31 March	2002	2001
Group turnover (£m)	**12,256**	11,728
Group operating profit* (£m)	**2,242**	2,538
No. of employees ('000)	**29.8**	30.0

*before goodwill amortisation and exceptional items

BT Wholesale provides network services and solutions within the UK to communication companies, network operators and service providers, and to other BT lines of business.

The 2002 financial year was characterised by:

- the launch of a bold plan to accelerate the growth of BT's Wholesale's new broadband business;
- good progress in growing new business sales and the wholesale "one-stop shop"; and
- the successful delivery of a strong performance, despite the difficult trading conditions in the UK TMT sector, through a focus on operating free cash flow.

BT Ignite

Years ended, or as at, 31 March	2002	2001
Group turnover (£m)	**4,476**	3,468
Group operating loss* (£m)	**(353)**	(309)
No. of employees ('000)	**16.4**	18.8

*before goodwill amortisation and exceptional items

BT Ignite is BT's business services and solutions division, serving customers worldwide.

Its strategy is to deliver managed networks and communications solutions to multi-site corporate customers with activities in one or more European countries, including customers who operate globally with needs in Europe.

BT Ignite, along with BT Retail in the UK, positions us as a leading provider of managed communications services and solutions to corporate customers with substantial European operations.

BTopenworld

Years ended, or as at, 31 March	2002	2001
Group turnover (£m)	**222**	140
Group operating loss* (£m)	**(118)**	(233)
No. of employees ('000)	**0.4**	0.5

*before goodwill amortisation and exceptional items

BTopenworld is our internet service provider (ISP) arm. It provides consumers and SMEs in the UK with a range of narrowband and broadband internet access and related services.

BTopenworld's strategy is to provide services that help customers use and explore the internet, rather than seeking to provide content that is readily available on many other sites.

At 31 March 2002, BTopenworld had approximately 1.75 million UK ISP customers, giving an annual growth rate of 40%, including over one million customers on narrowband unmetered packages, making it one of the UK's leading unmetered internet access providers.

BTopenworld is the UK's leading retailer of DSL broadband services, with 108,000 customers.

BTexact Technologies

The services offered through our lines of business are supported by BTexact Technologies. BTexact is our internationally-renowned centre of communications technology, which delivers advanced communications technology foresight, innovation, solutions and services to BT.

BTexact generates competitive advantage for BT through strategic evaluation and deployment of the technologies, infrastructure and applications that underpin platforms, innovative services, operational efficiency and effectiveness, and world-class customer service.

In the 2002 financial year, we invested £362 million in research and development, compared with £364 million and £345 million in the 2001 and 2000 financial years, respectively. BTexact contributes the majority of this expenditure.

Other businesses

As at 31 March 2002, we held significant stakes in a number of other businesses, including Concert (see page 4), a 26% stake in Cegetel, a leading French telecommunications company, a 16.6% stake in L G Telecom, a mobile cellular telephone operator in the Republic of Korea, and a 29% stake in Blu, a mobile cellular telephone operator in Italy.

Legal proceedings

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Financial review

Please see cautionary statement regarding forward-looking statements on page 81.

Introduction

The 2002 financial year has been dominated by a series of corporate transactions designed to focus and transform the group and reduce its net debt position.

During the 2002 financial year, we reduced our net debt by £14.2 billion to £13.7 billion at 31 March 2002, better than the target of £15 billion to £20 billion we set ourselves in May 2001. We raised £5.9 billion through the rights issue which closed in June 2001, sold our Japanese telecoms and Spanish mobile phone investments for £4.8 billion, sold the Yell directories business for approximately £2 billion and sold and leased back our properties for £2.4 billion. We also announced the unwind of the Concert joint venture and exit from AT&T Canada, which were subsequently completed on 1 April 2002.

In May 2001, we announced a three for ten rights issue at a price of 300 pence per share. The rights issue which closed on 15 June 2001 raised approximately £5.9 billion, net of expenses.

The comparative figures for 2001 and 2000 have been restated to reflect the implementation of FRS 19 "Deferred tax".

In this Financial review the commentary is focused principally on the results of the continuing activities of BT.

Demerger of mmO2

The demerger of mmO2, the group's former mobile phone business, was successfully completed on 19 November 2001 after being announced in May 2001. The demerger followed meetings held in October 2001, at which BT shareholders voted in favour of the scheme of arrangement and demerger of mmO2 to create two new listed companies. The scheme of arrangement was subsequently approved by the High Court and the demerger became effective on 19 November 2001. Dealings in BT Group plc and mmO2 plc shares commenced on 19 November 2001. BT shareholders on record on 16 November 2001, received one BT Group plc share and one mmO2 plc share for each existing British Telecommunications plc share held. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

On the demerger, net assets of £19,481 million attributable to mmO2 were transferred to mmO2 plc, for consideration of £18,489 million. This amount remains due from BT's parent company, BTGI. mmO2 assumed approximately £500 million of debt, with the bulk of the outstanding debt remaining with BTGI.

Introduction to the financial results

The following table shows the summarised profit and loss account which is discussed further on the following pages.

Summarised profit and loss account	2002 Continuing activities £m	2002 Total £m	2001 Continuing activities £m	2001 Total £m	2000 Continuing activities £m	2000 Total £m
Total turnover	**21,815**	**24,642**	21,068	29,666	18,228	21,903
Group's share of associates and joint ventures' turnover	**(4,049)**	**(4,764)**	(4,625)	(9,937)	(2,279)	(3,364)
Trading between group and principal joint venture	**681**	**681**	698	698	176	176
Group turnover	**18,447**	**20,559**	17,141	20,427	16,125	18,715
Other operating income	**361**	**362**	346	359	216	216
Operating costs	**(18,854)**	**(21,400)**	(14,500)	(20,759)	(12,985)	(15,359)
Group operating profit (loss):						
Before goodwill amortisation and exceptional items	**2,771**	**2,580**	3,082	3,257	3,430	3,772
Goodwill amortisation and exceptional items	**(2,817)**	**(3,059)**	(95)	(3,230)	(74)	(200)
	(46)	**(479)**	2,987	27	3,356	3,572
Group's share of operating loss of associates and joint ventures	**(1,443)**	**(1,381)**	(531)	(397)	(213)	(400)
Total operating profit (loss):						
Before goodwill amortisation and exceptional items	**2,663**	**2,546**	2,925	3,377	3,274	3,456
Goodwill amortisation and exceptional items	**(4,152)**	**(4,406)**	(469)	(3,747)	(131)	(284)
	(1,489)	**(1,860)**	2,456	(370)	3,143	3,172
Profit on sale of fixed asset investments and group undertakings	**21**	**3,397**	618	619	126	126
Profit on sale of property fixed assets	**1,089**	**1,089**	34	34	26	26
Amounts written off investments	**(535)**	**(535)**	–	–	–	–
Net interest	**(1,579)**	**(1,622)**	(1,171)	(1,314)	(327)	(382)
Profit (loss) on ordinary activities before taxation:						
Before goodwill amortisation, exceptional items and taxation	**1,273**	**122**	1,763	2,072	2,973	3,100
Goodwill amortisation and exceptional items	**(3,766)**	**347**	174	(3,103)	(5)	(158)
	(2,493)	**469**	1,937	(1,031)	2,968	2,942
Taxation	**(385)**	**(443)**	(432)	(712)	(864)	(957)
Profit (loss) after taxation	**(2,878)**	**26**	1,505	(1,743)	2,104	1,985
Minority interests	**(10)**	**(23)**	2	(127)	9	10
Profit (loss) for the financial year	**(2,888)**	**3**	1,507	(1,870)	2,113	1,995

Comparison of 2002 financial year's results with those of 2001

The following table sets forth the operating results of the group for the 2002 and 2001 financial years in terms of the lines of business established during the 2001 financial year. Elements of the information for the 2001 financial year have been restated to show the businesses as if they had traded as separate units throughout the relevant period.

Line of business summary

	Group turnover		Group operating profit (loss) before goodwill amortisation and exceptional items	
	2002 £m	2001 £m	**2002 £m**	2001 £m
BT Retail	**12,085**	12,063	**1,102**	888
BT Wholesale	**12,256**	11,728	**2,242**	2,538
BT Ignite	**4,476**	3,468	**(353)**	(309)
BTopenworld	**222**	140	**(118)**	(233)
Other	**373**	138	**(102)**	198
Intra-group	**(10,965)**	(10,396)	**-**	-
Total continuing activities	**18,447**	17,141	**2,771**	3,082
Discontinued activities	**2,112**	3,286	**(191)**	175
Group totals	**20,559**	20,427	**2,580**	3,257

The group's profits from continuing activities are derived predominantly from BT Retail and BT Wholesale's fixed network business in the UK. BT Ignite and BTopenworld are both in a development stage and incurring losses. The discontinued activities comprise mmO2, Yell, Japan Telecom, J-Phone and Airtel.

mmO2's activities up to the demerger in November 2001 comprised principally the group's controlled mobile activities in the UK, Germany, the Republic of Ireland and the Netherlands, and the Genie mobile internet business. The profit from mmO2's mobile network in the UK was offset by losses being incurred in establishing its networks in Germany, the Republic of Ireland and the Netherlands. Until its sale in June 2001, Yell contributed a profit principally from its Yellow Pages directory activities in the UK.

BT Retail	**2002 £m**	2001 £m
Group turnover	**12,085**	12,063
Gross margin	**3,399**	3,443
Sales, general and administration costs	**2,097**	2,371
EBITDA	**1,302**	1,072
Operating profit	**1,102**	888
Capital expenditure	**143**	157
Operating free cash flow	**1,159**	915

Note – before goodwill amortisation and exceptional items.

BT Retail's results have benefited in the 2002 financial year from the strategic focus on defending core revenues and gross margins, cost reduction through a series of cost transformation programmes and positioning BT Retail to grow top line revenue through new wave revenues.

Turnover in the 2002 financial year at £12,085 million was virtually unchanged on the previous year. Initiatives such as BT Answer 1571 and BT Together fixed price packages together with increased focus on business customers have contributed to stemming the decline in turnover. As a result of changes required by Oftel, partial private circuits used by UK fixed network operators are no longer provided by BT Retail but are provided as a BT Wholesale product. This has reduced revenue by £90 million in BT Retail.

Gross margin at £3,399 million declined marginally in the 2002 financial year and was 28.1% of turnover compared with 28.5% in the 2001 financial year.

Cost transformation has produced a total saving of £274 million (12%) in selling, general and administration costs, excluding exceptional items, over the year. The cost savings have contributed towards the EBITDA growth in the year of £230 million (21%). This has also enabled BT Retail to contribute an operating free cash flow (EBITDA less capital expenditure) of £1,159 million in the year which is £244 million (27%) better than the 2001 financial year. In addition, BT Retail generated £170 million cash inflow as a result of an improvement in stock and debtors during the year.

The number of employees in BT Retail at 31 March 2002 at 50,800 was approximately 5% lower than at 31 March 2001.

BT Retail launched the Next Generation Contact Centre Programme, which will rationalise the number of call centres from 104 sites to 30 over the next two years. The associated exceptional costs of £68 million are discussed on page 11.

BT Retail provides an end to end service to its customers over 28.3 million lines in the UK. BT Retail's turnover is mainly derived from calls, lines, private services and total business solutions to the consumer, SME and major business markets.

BT Retail has undertaken a number of pricing and other initiatives which has resulted in the slowing down in the estimated loss of market share. Within the residential voice market, BT Retail maintained market share, as it has done since June 2000, with its share internally estimated at 73%. In the business voice market, internal estimates put BT Retail's share at 48%, down 3% in the year against a 4.5% fall in the prior year. Within the Dial IP market, BT Retail continues to gain market share in both business and residential sectors, with an estimated total share of 75%, up 8% in the year.

Turnover for the year is summarised as follows:

BT Retail turnover	2002 £m	2001 £m
Fixed network calls	**4,691**	4,963
Exchange lines	**3,617**	3,398
Customer premises equipment supply	**605**	609
Private services	**559**	616
Other sales and services	**1,048**	1,078
Total external sales[a]	**10,520**	10,664
Sales to other BT businesses	**1,565**	1,399
Total	**12,085**	12,063

[a]External sales include sales to mmO2 for both years under review.

Turnover from fixed network calls declined by 5% to £4,691 million compared to the 2001 financial year following a decline of 4% in the 2001 financial year. Fixed network calls comprise all calls made by customers on the BT fixed line network in the UK, including outbound international calls, calls to mobile phones and calls to the internet.

Absolute call volumes increased by 6% compared to growth of 8% in the 2001 financial year.

The year saw the stemming of the rate of decline of inland geographic call volumes driven by initiatives such as BT Together, with unlimited local and UK calls, Chataway weekends and updates of the 1571 services. Total geographic call volume decreased by 6% in the 2002 financial year compared to 10% in the prior year.

Following rapid growth of 60% in the 2001 financial year, internet related and other non-geographic growth has stabilised in the fourth quarter of the 2002 financial year to give overall growth of 24% for the year as customers switch to FRIACO (Flat Rate Internet Access Call Origination) based internet products. FRIACO is not a BT Retail product and accordingly, is not reflected in the BT Retail call volumes. The growth in fixed to mobile calls of 10% compares to 32% in the 2001 financial year, primarily due to the slowing growth in mobile handsets and the introduction of BT Talk Together, encouraging customers to call fixed lines rather than mobiles.

The increase in the level of FRIACO based call volumes has been the main reason for the overall BT call volume growth of 19% in the 2002 financial year and 18% in the 2001 financial year.

Overall, turnover from exchange lines grew by 6% in the 2002 financial year to £3,617 million after increasing by 4% in the 2001 financial year. Changes in prices and supplier costs, together with volume growth in both the residential and business sectors has improved gross margins for this product.

The number of BT Retail business lines grew by 1.5% in the 2002 financial year and by 5% in the 2001 financial year, with high speed ISDN services being the main driver behind this growth. The number of residential lines increased marginally (by 0.3%) in the 2002 financial year due to the success of the BT Together packages, and customers returning to BT. This compares to a marginal decline in the 2001 financial year. Residential primary lines increased by 42,000 lines over the year with much of this attributed to the success of our overall approach in attracting and retaining customers. Overall BT Retail's total fixed network lines grew by 1% to 28.3 million in the 2002 financial year.

Sales to other BT businesses grew by £166 million (12%) in the 2002 financial year, benefiting from the growing revenues from data and solutions products provided by BT Ignite Solutions to major business customers.

BT Wholesale	2002 £m	2001 £m
Group turnover	**12,256**	11,728
EBITDA	**4,156**	4,276
Operating profit	**2,242**	2,538
Capital expenditure	**1,974**	2,273
Operating free cash flow	**2,182**	2,003

Note – before goodwill amortisation and exceptional items

BT Wholesale maintained its strong cash generation capability with an operating free cash flow (EBITDA less capital expenditure) of £2,182 million, £179 million higher than in the 2001 financial year.

The majority of BT Wholesale's turnover (68%) is internal to BT Group and derived from supplying network services, mainly to BT Retail. External turnover is derived from providing wholesale products and solutions to other operators, including Concert and mmO2, interconnecting with BT's UK fixed network.

Turnover in the 2002 financial year totalled £12,256 million, an increase of 5% on the prior year. Network volume growth of 8% was partly offset by a 3% decrease due to price and mix.

External turnover grew by 19% in the 2002 financial year to £3,911 million; excluding sales to Concert, external turnover grew by 24%. New business revenues, including broadband and solutions, at £102 million were 240% higher than last year and FRIACO contributed revenues of £68 million in the 2002 financial year.

However, the impact of price reductions, due to flat rate price packages and Oftel determinations, and the volume effects of unfavourable market conditions in the 2002 financial year have slowed the rate of growth of transit and conveyance revenues.

Low margin transit revenues have been affected by the slow down in the mobile market and the TMT sector during the fourth quarter, but at £1,405 million, were 27% higher in the 2002 financial year. Turnover from conveyance traffic was virtually unchanged year on year as a result of FRIACO substitution of internet traffic, stabilisation in other network operators' market share and the Oftel Number Translation Service price determination.

Revenues from partial private circuits which began in August 2001, totalled £56 million in the year and substituted higher priced retail private circuits.

Internal turnover decreased by 1% to £8,345 million. Other reductions in network charges were offset by a 5% increase in payments to other operators charged to BT Retail.

BT Wholesale's operating costs, excluding depreciation, rose by 9% to £8,355 million in the 2002 financial year. The principal reasons for this are discussed below.

Interconnect payments to other network operators increased by 11% to £3,849 million. These costs are mainly recharged to BT Retail with no margin or as transit revenues with minimal margins.

Net staff costs increased by £91 million to £686 million with early leaver costs of £23 million and a change in the mix of capital and current work.

Payments to other BT lines of business increased by £201 million to £3,429 million. This was mainly due to an increase in payments to BT Retail for field engineering services, cost of sales of BT Retail's products and an increase in payments to BT Ignite for broadband services offset by reductions in other group charges.

In addition to an exceptional bad debt charge of £79 million, referred to later, the bad and doubtful debt costs before exceptional items were £47 million compared to £15 million last year.

Excluding payments to other network operators and the bad and doubtful debt costs, the operating cost increase was 7%, compared to network volume growth of 8%.

Depreciation costs rose by 10% to £1,914 million as a result of the effect of a reduction in the assumed asset lives resulting from the adoption of new technology, higher capital expenditure in the 2001 financial year and broadband investment.

Operating profit at £2,242 million was £296 million lower than the 2001 financial year. EBITDA at £4,156 million was £120 million down on the 2001 financial year. EBITDA margin of 34% was lower than the 36% margin achieved in the 2001 financial year.

Capital expenditure on plant and equipment at £1,974 million in the 2002 financial year was 13% lower than the prior year, reflecting continued tight control of investment.

BT Ignite	**2002 £m**	2001 £m
Group turnover	**4,476**	3,468
EBITDA	**146**	50
Group operating loss	**(353)**	(309)
Share of losses of associates and joint ventures	**(38)**	(121)
Capital expenditure	**609**	935
Operating free cash flow	**(463)**	(885)

Note – before goodwill amortisation and exceptional items

BT Ignite's group turnover was £4,476 million for the 2002 financial year, an increase of 29%. Excluding the effect of acquisitions and disposals, the growth in turnover was 18%. This underlying increase was mainly driven by the growth of Solutions, European Connectivity and UK IP revenues.

Ignite Solutions turnover grew by 17% to £1,828 million in the 2002 financial year. Against a backdrop of difficult market conditions, Syntegra, BT Ignite's systems integration business, grew turnover by 8% to £609 million.

Turnover from European Connectivity grew by £527 million to £998 million in the 2002 financial year, reflecting the acquisition of BT Ignite GmbH in Germany in February 2001. Turnover from UK IP and other operations increased by 29% to £1,024 million.

EBITDA improved by £96 million to £146 million for the 2002 financial year. Included in these results were early leaver costs of £55 million compared to £8 million in the 2001 financial year. Headcount was reduced by 2,400 from 18,800 at 31 March 2001 to 16,400 at 31 March 2002.

The share of losses in BT Ignite's associates and joint ventures improved by £83 million to £38 million in the 2002 financial year, mainly due to the change in status of BT Ignite's associates in Germany and the Netherlands to wholly-owned subsidiaries following the purchase of the remaining shares in the 2001 financial year. There were also lower losses in Albacom, BT Ignite's Italian joint venture.

BT Ignite's total operating loss before goodwill amortisation and exceptional items increased by £44 million to £353 million in the 2002 financial year.

BT Ignite's capital expenditure for the year was £609 million in the 2002 financial year, a reduction of £326 million on the prior year, reflecting the focus on cash control.

BTopenworld	**2002 £m**	2001 £m
Group turnover	**222**	140
EBITDA	**(102)**	(198)
Group operating loss	**(118)**	(233)
Share of losses of associates and joint ventures	**(7)**	(59)
Capital expenditure	**10**	10
Operating free cash flow	**(112)**	(208)

Note – before goodwill amortisation and exceptional items

BTopenworld's group turnover is derived principally from its UK broadband and narrowband internet access services. Turnover for the 2002 financial year was £222 million, an increase of 59% on the prior year. This turnover growth is due to the new broadband product range introduced in 2001 as well as growth in the existing narrowband product range.

The total number of UK internet service provider customers of BTopenworld (excluding those served via virtual ISPs) at 31 March 2002 was approximately 1.75 million, representing annual growth of 40%. With over one million customers on unmetered packages at 31 March 2002, BTopenworld is one of the leading unmetered internet access providers in the UK.

EBITDA loss for the 2002 financial year was £102 million, a 48% improvement on the prior year.

Group turnover

Group turnover from continuing activities, excluding BT's share of the ventures' turnover, grew by 8% to £18,447 million in the 2002 financial year.

Total group turnover, excluding BT's share of the ventures' turnover, increased marginally by 0.6% in the

2002 financial year to £20,559 million. The increase in turnover from continuing activities was offset by the decline in turnover from discontinued activities.

Total turnover

Total turnover from continuing activities in the 2002 financial year of £21,815 million includes BT's proportionate share of its ventures' turnover of £4,049 million before adjusting for trading between the Concert joint venture and the BT group. This total turnover grew by 4% in the 2002 financial year.

Other operating income

As part of the arrangements for the establishment of Concert, BT had been seconding staff and providing administrative and other services from its launch in early January 2000. The income from these services totalled £135 million in the 2002 financial year and £168 million in the 2001 financial year.

Operating costs

Total operating costs from continuing activities increased by 30% in the 2002 financial year to £18,854 million. As a percentage of group turnover from continuing activities, operating costs from continuing activities, excluding goodwill amortisation and exceptional items, increased from 84% in the 2001 financial year to 87% in the 2002 financial year. In both financial years, net exceptional costs were incurred. These amounted to £2,696 million and £7 million in the 2002 and 2001 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	2002 £m	2001 £m
Continuing activities:		
Staff costs	**4,260**	4,069
Own work capitalised	**(623)**	(642)
Depreciation	**2,974**	2,689
Goodwill and other intangibles amortisation	**124**	91
Payments to telecommunications operators	**4,289**	3,736
Other operating costs	**5,134**	4,550
Total operating costs from continuing activities before exceptional costs	**16,158**	14,493
Exceptional costs	**2,696**	7
Total operating costs from continuing activities	**18,854**	14,500
Total operating costs from discontinued activities	**2,546**	6,259
Total operating costs	**21,400**	20,759

Staff costs increased by 5% in the 2002 financial year to £4,260 million. In the 2002 financial year, the numbers employed in continuing activities decreased by 8,200 to 108,600 at 31 March 2002. Higher pension costs and the annual pay awards were the main reasons for the increase in staff costs.

The allocation for employee share ownership included within staff costs, was £25 million in the 2002 financial year. The allocation for the 2001 financial year was £32 million.

Early leaver costs, before exceptional items, of £191 million were incurred in the 2002 financial year, compared with £118 million in the 2001 financial year. This reflects BT's continued focus on reducing headcount and improving operational efficiencies. In view of a pension fund accounting surplus, which for accounting purposes includes any provision for pension costs in the group's balance sheet, and in accordance with BT's accounting policies, early leaver charges for the 2001 financial year do not include the costs of the incremental pension benefits provided to early leavers, which totalled £429 million. In the 2002 financial year £140 million of the cost of incremental pension benefits was charged against the pension fund accounting surplus, to the extent available, and the balance of £21 million was charged to the profit and loss account. Under the NewStart programme launched in the fourth quarter of 2001, BT employees who leave in advance of normal retirement age receive a leaving payment rather than a redundancy payment and the incremental pension benefits have been scaled down. This should reduce the future level of early leaver costs.

The depreciation charge increased by 11% in the 2002 financial year to £2,974 million due to a reduction in the assumed asset lives reflecting BT's continuing high level of investment in its networks and broadband investment.

Goodwill amortisation in respect of subsidiaries and businesses acquired since 1 April 1998, when BT adopted FRS 10, and amortisation of other intangibles amounted to £124 million in the 2002 financial year compared with £91 million in the 2001 financial year.

Payments to other telecommunication operators grew by 15% in the 2002 financial year to £4,289 million. The growth in these payments reflects the growing number of calls originating on or passing through BT's networks and terminating on UK competitors' fixed and mobile networks. This is due, in particular, to the increase in mobile phone usage and internet-related calls.

Other operating costs, which rose by 13% in the 2002 financial year to £5,134 million, include the maintenance and support of the networks, accommodation and marketing costs, the cost of sales of customer premises equipment and redundancy costs.

The exceptional items within operating costs from continuing activities for the 2002 financial year totalled £2,696 million and are shown in the table below.

Exceptional operating costs	2002 £m	2001 £m
Impairment of goodwill and tangible fixed assets of BT Ignite European activities	**2,202**	200
Concert unwind costs	**172**	–
BT Retail call centre rationalisation	**68**	–
BT Wholesale bad debt expense	**79**	–
mmO2 demerger costs	**98**	–
Other	**77**	(193)
Total attributable to continuing activities	**2,696**	7
Total attributable to discontinued activities	**11**	2,850
Total exceptional operating costs	**2,707**	2,857

The most significant item in the 2002 financial year was the impairment of goodwill and tangible fixed assets in BT Ignite's European activities. In the light of our announcement that BT Ignite was streamlining its activities to focus on multi-site corporate customers with European activities and the assimilation of BT's share of Concert's activities, an impairment review of BT Ignite's investment in its European activities was performed. As a result, a goodwill impairment charge of £1,939 million and a tangible fixed asset impairment charge of £263 million has been recognised. The goodwill in BT Ignite's European activities has been fully written down.

Exceptional items within operating costs in the 2002 financial year also include:

- costs of £172 million associated with the unwind of the Concert global venture, discussed further on page 62;
- charges of £68 million in relation to the BT Retail call centre rationalisation programme, reducing the number of call centres from 104 to 30 over the next two years. In addition, unprovided costs of £50 million are expected to be incurred in future years;
- bad debt charges of £79 million, in BT Wholesale, as a result of severe liquidity problems in the TMT sector during the latter part of the year, in addition to increased bad debt charges taken through normal operating activities;
- costs of £98 million associated with the demerger of mmO2; and
- other charges of £77 million including impairment of payphone assets.

The most significant item in the 2001 financial year was the impairment of goodwill in Viag Interkom. The acquisition of the 55% interest in the company was completed for £8,770 million in February 2001 and goodwill of £4,992 million arose on this transaction. The impairment review resulted in an impairment in goodwill of £3,000 million, of which £200 million related to BT's continuing activities.

Other exceptional items within operating costs in the 2001 financial year included a credit of £193 million for the refund of rates on BT's infrastructure following a successful legal action taken by BT in 2000 to challenge the rateable valuations on which it was charged for its network assets.

Group operating profit (loss)

In the 2002 financial year, group operating profit from continuing activities before goodwill amortisation and the exceptional items, described above, of £2,771 million was 10% lower than in the 2001 financial year.

Total group operating loss for the 2002 financial year of £479 million compared to a profit of £27 million in the 2001 financial year.

Associates and joint ventures

The results of associates and joint ventures split between continuing and discontinued activities are shown below:

	2002 £m	2001 £m
Share of turnover		
Continuing activities	**4,049**	4,625
Discontinued activities	**715**	5,312
Total	**4,764**	9,937
Share of operating profit (loss) before exceptional items and goodwill amortisation		
Continuing activities	**(108)**	(157)
Discontinued activities	**74**	277
Total	**(34)**	120

After the disposals in the 2001 and 2002 financial years, BT's share of its ventures' turnover fell to £4,764 million in the 2002 financial year. In the 2002 financial year, £4,618 million of the total arose from ventures located outside the UK, compared with £9,677 million in the 2001 financial year.

The principal contributors to turnover from continuing activities in the 2002 financial year were Concert (£2,158 million), Cegetel in France (£1,068 million) and LG Telecom in Korea (£240 million).

The principal contributors to turnover from discontinued activities in the 2002 financial year were Japan Telecom and J-Phone (£559 million to June 2001) and Airtel (£76 million to June 2001).

The group's share of its ventures' operating losses from continuing activities totalled £108 million in the 2002 financial year, before £1,335 million goodwill amortisation and exceptional items. The comparable losses, before goodwill amortisation and exceptional items, amounted to £157 million in the 2001 financial year.

The principal contributor to the group's share of operating losses from continuing activities before goodwill amortisation and exceptional items in the 2002 financial year was Concert (£225 million) offset by profits from Cegetel (£168 million).

Exceptional items within the operating profits from ventures are as follows:

	2002 £m	2001 £m
Impairment of Concert	**806**	–
Concert unwind costs	**81**	–
Impairment of investments and related exit costs	**234**	–
Goodwill impairment	**173**	200
Subscriber acquisition costs	**–**	96
Total attributable to continuing activities	**1,294**	296
Total attributable to discontinued activities	**–**	36
Total exceptional operating costs	**1,294**	332

Concert's performance was a cause of concern in 2001 and in October 2001 BT and AT&T announced the unwind of Concert, which was subsequently completed on 1 April 2002. On completion, the businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. The working capital and other liabilities of Concert on completion were divided equally between BT and AT&T with the exception that BT receives an additional US$400 million reflecting the allocation of the businesses. Of this, US$50 million was received before 31 March 2002, US$161 million has subsequently been received and the balance is expected to be received in autumn 2002.

BT and AT&T have also, at completion, terminated their Canadian joint venture agreement under which BT was committed to participate in AT&T's future obligation to acquire all of the publicly traded shares of AT&T Canada. AT&T has taken full ownership of BT's interest in the Canadian joint venture and in AT&T Canada, and has now assumed full responsibility for all future obligations of the joint venture. BT has now ceased to have any interest in AT&T Canada, and has been released from its future expenditure commitment associated with AT&T Canada.

As a result, BT has written down the carrying value of its investments in both Concert and AT&T Canada in the 2002 financial year. The exceptional impairment charge of £1,153 million against these investments comprises Concert goodwill impairment of £260 million, Concert tangible fixed asset write-downs of £546 million, and the write off of BT's £347 million interest in AT&T Canada (included within amounts written off investments).

BT has recognised exceptional restructuring charges of £81 million for its share of redundancy and other unwind costs in Concert and BT's own unwind costs of £172 million have been charged against group operating costs in the 2002 financial year.

The value of BT's investments has been reviewed in the light of the rapidly changing global telecoms market conditions. In addition we have estimated the costs to exit certain investments. Exceptional impairment charges and related exit costs totalling £407 million, principally relate to goodwill and asset impairments in Blu and SmarTone.

In the 2001 financial year there was an exceptional write off of previously capitalised costs in certain non-UK operations related to deferred subscriber acquisition costs in the ventures. In addition goodwill in Asian ventures became impaired and an exceptional impairment charge of £200 million was recognised.

Goodwill amortisation was £53 million in the 2002 financial year compared to £185 million in the 2001 financial year.

Total operating profit (loss)

Total operating profit from continuing activities before goodwill amortisation and exceptional items for the 2002 financial year was 9% lower than that in the 2001 financial year. The decline in the underlying total operating profit was due to the factors explained above.

Total operating loss for the 2002 financial year was £1,860 million, including BT's share of the operating results of its ventures.

Profit on sale of group undertakings and fixed asset investments

A major feature of the 2002 financial year was the successful disposal of non-core businesses as part of our drive to reduce our net debt. The consideration for these disposals totalled £26.5 billion and £6.9 billion was received in cash in the year. The profit before taxation from the disposals totalled £3,397 million as shown in the following table.

Disposals

	Consideration £m	Profit (loss) before tax £m
O2	18,489	(992)
Japan Telecom and J-Phone Communications	3,709	2,358
Yell	1,960	1,128
Airtel	1,084	844
Maxis Communications Berhad	350	(4)
Rogers Wireless Communications	267	(23)
BiB	241	120
Clear Communications	119	(126)
e-peopleserve	70	61
Other	173	31
Total	26,462	3,397

BT sold its interest in O2 to mmO2, as part of the demerger transaction, for £18,489 million on 16 November 2001. This consideration remains outstanding as a receivable from BT's parent company, BTGI.

BT completed the sale to Vodafone of its 20% economic interest in Japan Telecom and its 20% interest in J-Phone Communications on 1 June 2001 and subsequently its interest in J-Phone group companies. The total proceeds of sale were £3,709 million received in cash, and the profit was £2,358 million.

The sale of Yell, BT's classified advertising directory businesses in the UK and the USA, was completed on 22 June 2001 for a consideration of £1,960 million, giving a profit of £1,128 million. In May 2001, the UK Office of Fair Trading announced that the price controls over the UK Yellow Pages advertising rates were to be tightened significantly. The price we achieved for the sale of Yell, which was announced on 26 May 2001, reflected the impact of these controls on Yell's prospects.

BT completed the sale of its 18% interest in Airtel, a major Spanish wireless operator, to Vodafone for £1,084 million on 29 June 2001. The profit of £844 million on the sale compares with BT's investment in the company of £223 million, built up during the 1990s.

In November 2001, BT completed the sale of its 33% interest in Maxis Communications of Malaysia for £350 million, which broadly equated with its carrying value. We completed the sale of our interest in Rogers Wireless to AT&T for £267 million on 29 June 2001 and recognised a loss of £23 million.

BT's interest in BiB was diluted in July 2000 when BSkyB gained control and in May 2001 we agreed to exchange our residual interest in BiB for tranches of shares in BSkyB. We received the first tranche of 19 million BSkyB shares with an initial value of £128 million on 28 June 2001. We are required to hold 50% of this tranche until May 2002 and will recognise a profit on these shares as they become marketable. We are due to receive the second tranche of BSkyB shares with a similar value in November 2002, the gain on which will also be recognised as they become marketable. The profit of £120 million recognised in the 2002 financial year relates to the BSkyB shares which we were permitted to sell on receipt.

In December 2001, BT completed the sale of its wholly owned subsidiary company, Clear Communications Limited, which operates a communications network in New Zealand, for consideration of £119 million. A loss of £126 million has been recognised on this sale of which £45 million relates to goodwill taken directly to reserves before April 1998.

In February 2002, we completed the sale of our 50% interest in e-peopleserve, a major human resource outsourcing activity, to our joint-venture partner, Accenture for initial consideration of £50 million. BT is entitled to receive additional payments from an earn-out arrangement based on e-peopleserve's revenues from customers other than BT and Accenture over the five years to 2007. These additional earn-out payments will total between £27 million and approximately £167 million. A profit of £61 million on this transaction has been recognised in the 2002 financial year based on the initial consideration and the discounted value of the additional minimum payments, £20 million.

In addition, in the 2002 financial year we recognised an impairment charge of £347 million in relation to the fixed asset investment in AT&T Canada, as noted above, and £157 million in relation to Impsat.

Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing arrangement, BT completed the sale and leaseback of the majority of its UK properties to Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Around 6,700 properties were transferred totalling some 5.5 million square metres. The consideration received amounted to £2,380 million. BT has leased the properties back at a total annual rental commencing at £190 million and subject to a 3% annual increase. In addition, BT has transferred the economic risk on a large portion of its leased properties to Telereal in return for an annual rental commencing at approximately £90 million per annum. This is broadly equivalent to the current level of rentals. In February 2002, BT outsourced its property management unit to Telereal.

BT has the option to purchase the reversionary interest from Telereal (i) when BT vacates a property at open market value (ii) at the end of 30 years for the specialised estate (buildings of an operational nature such as telephone exchanges) at open market value or (iii) if BT wishes to terminate all arrangements with Telereal at any time, in which circumstances BT would pay open market values for the property and compensation to Telereal covering funding costs and equity return. BT can also re-acquire the reversion of the general estate (non-operational buildings such as offices and warehousing) at the end of the headlease term of 999 years. BT has the right to renew the lease of the specialised estate for successive periods which, in total, amount to 130 years. After 130 years, freehold specialised properties revert to BT. The leases include normal commercial restrictions and covenants.

BT's divestment of its property estate will provide a flexible approach to BT's office arrangements and building requirements. BT expects to reduce its property needs over time and the transaction allows BT to vacate properties covering approximately 35% rental value of the estate, including existing lease ends, over the contract term without penalty.

The profit on the sale of the properties amounted to £1,019 million and was determined after allowing £129 million for BT's actual or potential future obligations under the terms of the legal agreement with Telereal and for the cost of advisors' fees. The obligations include expenditure of £34 million to be incurred on completing nearly finished new properties and remedial work to be undertaken on several properties.

Part of the proceeds of sale have been used in novating fixed interest rate obligations to support Telereal's financing. An exceptional cost of £162 million has been incurred in unwinding this position and is included in the interest charge for the year.

In summary, the property transaction has benefited the results for the 2002 financial year by £857 million as shown below:

Profit on sale and leaseback of properties	£m
Sales proceeds	2,380
Net book value of assets disposed	(1,232)
Estimated cost of BT's future obligations	(129)
Profit on properties sold	1,019
Interest rate swap novation costs	(162)
Net profit on sale and leaseback of properties	857

The rentals payable under the lease will have an adverse impact on other operating costs in future years, initially around £190 million for the 2003 financial year. It is expected that this will be wholly offset by reduced depreciation and interest charges.

In advance of the property transaction being completed with Telereal, BT also completed the sale of one of its major properties in London at a profit of £43 million.

Interest charge

In the 2002 financial year, the total net interest charge, including BT's share of its ventures' charges, at £1,622 million was £308 million higher than in the preceding year. Of the total charge, £1,540 million arises in the BT group for the 2002 financial year, compared with £1,044 million in the 2001 financial year.

The substantially higher charges in the 2002 financial year are mainly due to the cost of funding the acquisition of mmO2's third-generation mobile licences, principally in the UK and Germany, and the cost of acquisitions in the 2001 financial year. In the 2002 financial year, the group's net interest charge was further increased by the £162 million exceptional cost of novating interest swaps as a consequence of the property sale and leaseback transaction. In the 2001 financial year, there was also a one-off £194 million increase in BT's share of its ventures' interest charges principally through the Japanese investments and Viag Interkom which was partly offset by an exceptional interest receipt of £25 million relating to the rates refund from the UK Government, noted above.

The 2002 financial year did not have the full year benefit of the £5.9 billion proceeds raised by the rights issue and the £6.9 billion proceeds received from the disposal of non-core businesses. This will reduce interest charges in the 2003 financial year.

Interest cover for continuing activities in the 2002 financial year represented 1.9 times total operating profit before goodwill amortisation and exceptional items, and compares with interest cover of 2.4 in the 2001 financial year. The decline in cover is due to the increase in the interest charges and decrease in profits before goodwill amortisation and impairment. We expect the net interest charge to decrease and interest cover to improve in the 2003 financial year following the significant reduction in net debt during the 2002 financial year.

Profit (loss) and taxation

The group's profit before taxation for the 2002 financial year was £469 million, compared with a loss of £1,031 million in the 2001 financial year. The profit in the 2002 financial year included the exceptional profits from the sale of investments and businesses totalling £3,397 million. The loss in the 2001 financial year was principally due to the £3,200 million exceptional goodwill impairment charges.

The group's profit before taxation from continuing activities before goodwill amortisation and exceptional items for the 2002 financial year was £1,273 million, compared with £1,763 million in the 2001 financial year.

The tax charge for the 2002 financial year was £443 million and comprises £528 million on the profit before taxation before the exceptional items on continuing activities, offset by tax relief of £143 million on certain exceptional charges and £58 million tax charge on discontinued activities. The tax charge on the profit from continuing activities before exceptional items and goodwill amortisation is at an effective rate of 41.5%. This is in excess of the standard UK tax rate of 30% due to the impact of loss making subsidiaries outside the UK for which tax relief is not immediately available and associate company taxation.

The tax charge of £712 million for the 2001 financial year represents 34.4% of profit before exceptional items and goodwill amortisation. The standard UK corporation tax rate was 30% for both years.

The figures for the 2001 financial year have been restated for the new UK accounting standard FRS 19, implemented on 1 April 2001, under which we have made full provision for deferred taxation liabilities.

The minority interests in the results of the 2001 financial year of £127 million were primarily attributable to outside interests in the Japanese investments.

Treasury policy

The group has a centralised treasury operation which has remained following the progressive devolution of the group's operations. Its primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 36 to the financial statements in compliance with FRS 13.

Capital resources

During the 2002 financial year the group has reduced its level of borrowings so that its net debt was £13.7 billion at

31 March 2002 compared with £27.9 billion a year earlier. During the 2001 financial year, the group had increased its level of borrowings from £8.7 billion at 31 March 2000. The debt reduction in the 2002 financial year was achieved by our successful rights issue in June 2001, the mmO2 demerger, sales of investments and the Yell business and the property sale and leaseback transaction.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going-concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2002.

At 31 March 2002, the group had cash and short-term investments of £4,737 million. At that date, £2,195 million of debt falls due for repayment in the 2003 financial year. In addition, the group had unused committed short-term bank facilities, amounting to approximately £2,100 million at 31 March 2002, in support of a commercial paper programme or other borrowings. The group also has £461 million of uncommitted short-term bank facilities.

At 31 March 2001, the group had cash and short-term investments of £2,969 million. At that date, £11,629 million of short-term debt was outstanding, comprising principally £3,494 million of borrowings under BT's commercial paper programmes and £7,094 million under its medium-term note programme. In addition, the group had unused committed short-term bank facilities, amounting to approximately £16,750 million at 31 March 2001, in support of a commercial paper programme or other borrowings.

Foreign currency and interest rate exposure

Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £14.3 billion at 31 March 2002, are used to finance its operations. Of these borrowings, approximately £13.6 billion was swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollars, the euro and the yen. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls. To date, these imbalances have not been material. As a result, the group's profit has not been materially affected by movements in exchange rates in the three years under review.

The majority of the group's long-term borrowings has been, and is, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the amounts and period for which interest rates are fixed. At 31 March 2002, the group had outstanding interest rate swap agreements with notional principal amounts totalling £7,870 million compared to £9,574 million at 31 March 2001.

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increases BT's annual interest charge by approximately £32 million. BT's credit rating from S&P is A minus. Based upon the total amount of debt of £12.8 billion outstanding on these instruments at 31 March 2002, BT's annual interest charge would increase by approximately £65 million if BT's credit rating was to fall by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus.

Based upon the composition of net debt at 31 March 2002, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £20 million. Based upon the composition of net debt at 31 March 2001, a one percentage point increase in interest rates would have increased the group's annual net interest expense by less than £90 million.

The group's exposure to changes in currency rates decreased following the demerger of the mmO2 business including its activities in Europe. A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2002 to fall by less than £150 million, with insignificant effect on the group's profit. This compares with a fall of less than £1,200 million in net assets based on the group's net assets at 31 March 2001 using the same variation in currency rates. Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

Dividends

As part of the demerger process, BT plc paid a dividend of £9 million to mmO2 plc. Further dividends of £36 million have been paid during the 2002 financial year. A final dividend of £173 million is proposed, taking the total to £218 million for the year. Dividends of £571 million were payable in the 2001 financial year.

Critical accounting policies

The group's principal accounting policies are set out on pages 22 to 24 of the consolidated financial statements and conform with UK Generally Accepted Accounting Principles (UK GAAP).

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

We provide services to over 21 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, on determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over 10 years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 376,000 people over the next several decades. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

In the 2002 and 2001 financial years, we have made charges for the impairment of the carrying value of goodwill, investments and tangible fixed assets in our balance sheet. The amount of the charges is in most cases based on the discounted present value of the future cash flows that we expect to be derived from these assets. We use estimates in determining these future cash flows and the discount rate.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

New UK accounting standards

BT has implemented the requirements of the new accounting standard FRS 19 "Deferred tax" in the 2002 financial year. The standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between recognition in the financial statements and in the tax computation. The cumulative impact of FRS 19 in relation to prior years has been recognised in the financial statements as a prior year adjustment and comparative figures for 2001 and 2000 have been restated. For further details, see note 26 to the financial statements.

Under a new UK accounting standard FRS 17 "Retirement benefits" the method of accounting for defined benefit pensions will be substantially changed. BT will be required to fully adopt this new standard in our 2004 financial year. This standard will have the effect of increasing the pension costs to be included in operating costs, thus reducing operating profit, but this will be offset by financing costs being reduced. Pension fund actuarial gains and losses, including investment returns varying from the assumed returns, will be recorded in full in the statement of total recognised gains and losses annually. Pension fund deficits, calculated in accordance with prescribed rules in the standard, will be shown on the balance sheet as will any surpluses to the extent we expect to obtain value from them in the foreseeable future. In accordance with the transitional rules of the standard the pension fund deficit calculated under FRS 17 is disclosed in note 31. It should be noted that the deficit is largely dependent on the strength of equity markets at the balance sheet date and is expected to be volatile.

US GAAP

The group's net income (loss) and earnings (loss) per share for the three financial years ended 31 March 2002 and shareholders' equity at 31 March 2002 and 2001 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section (see Consolidated financial statements). Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, contributing assets to joint ventures, stock compensation, and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 "Business Combinations" which supersedes APB Opinion 16 "Business Combinations". For business combinations initiated after 30 June 2001 SFAS No. 141 requires the purchase method of accounting to be used and disallows the pooling of interests method. SFAS No. 141 also sets out specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. The adoption of SFAS No. 141 will not have a material impact on BT's results of operations, financial position, or cash flows.

SFAS No. 142 "Goodwill and Other Intangible Assets" was also issued in July 2001. SFAS No. 142 is applicable to financial years commencing after 15 December 2001. SFAS No. 142 supersedes APB Opinion 17 "Intangible Assets" and requires the discontinuance of the amortisation of goodwill and intangible assets with indefinite lives. These assets will be subject to an impairment review at least annually.

At 1 April 2002, BT has purchased goodwill of £237 million which has been reviewed in accordance with SFAS No. 142 and no impairment charge is required on adoption of SFAS No. 142. This is being amortised over its remaining useful life of 17 years in the UK GAAP financial statements.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which is applicable to financial years commencing after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if it is possible to make a reasonable estimate of the fair value. The associated asset retirement costs are required to be capitalised as part of the carrying value of the long lived asset. The adoption of SFAS No. 143 is not expected to have a material impact on the consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets" which is applicable to financial years beginning after 15 December 2001. SFAS No. 144 supersedes SFAS No. 121 "Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of". The adoption of SFAS No. 144 is not expected to have a material impact on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The Statement updates, clarifies and simplifies existing accounting pronouncements. BT is currently evaluating the impact of this statement on its consolidated financial statements.

Report of the directors

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings for the 2002 financial year.

Introduction

On 19 November 2001 the company's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland were demerged with mmO2 plc. As a result of that demerger and the associated group restructuring, from that date BT Group plc became the listed holding company for the BT group of companies and BT plc became a wholly-owned subsidiary of BT Group plc.

The business review on pages 2 to 5, and the financial review on pages 6 to 17 form part of this report. The audited financial statements are presented on pages 22 to 80.

During the year, interim dividends totalling £45 million have been paid. These include £9 million paid to mmO2 plc in relation to the demerger and £2 million to BT Group Investments Limited. Additional dividends of £34 million were made in respect of the BT Sharesave Scheme Special Purpose Trust. The directors are recommending a proposed final dividend of £173 million.

Principal activity

The company is the principal trading company of the BT group. Its principal activity is the supply of telecommunications products, services and equipment in the UK.

Directors

The directors of the company at 31 March 2002 were Colin Green, Philip Hampton and Ben Verwaayen. Philip Hampton was a director throughout the financial year. Colin Green was appointed a director from 19 November 2001. Ben Verwaayen was appointed a director from 1 February 2002.

Sir Christopher Bland was appointed a director from 1 May 2001 and retired on 19 November 2001.

Colin Green and Philip Hampton retired as directors on 1 April 2002 and 14 May 2002, respectively.

The following persons were also directors during the year until the retirement date shown alongside their respective name:

Director	Retirement date
Sir Iain Vallance	1 May 2001
Lord Marshall	18 July 2001
Dr Iain Anderson	30 September 2001
Helen Alexander	19 November 2001
Maarten van den Bergh	19 November 2001
Sir Anthony Greener	19 November 2001
Louis R Hughes	19 November 2001
Neville Isdell	19 November 2001
June de Moller	19 November 2001
Sir John Weston	19 November 2001
Sir Peter Bonfield	31 January 2002

Larry Stone and Ian Livingston were appointed directors from 1 April and 14 May 2002, respectively.

In accordance with the articles of association Ian Livingston, Larry Stone and Ben Verwaayen retire at the annual general meeting and will seek re-election as directors.

Directors' interests in shares

Colin Green, who was not a director of the ultimate holding company, BT Group plc, had an interest in 83,807 ordinary shares of 5p in BT Group plc on 31 March 2002 (at date of appointment: 83,477). This included at both dates 3,464 shares held under the BT Group Executive Share Plan, formerly the BT Executive Share Plan.

In addition he had the following contingent awards under BT Group share plans:

BT Group Executive Share Plan	
Date of appointment	120,843[a]
31 March 2002	159,487[b]
BT Group Deferred Bonus Plan (formerly the BT Deferred Bonus Plan)	
Date of appointment	35,740[a]
31 March 2002	47,171[b]
BT Group Incentive Share Plan (formerly the BT Incentive Share Plan)	
Date of appointment	154,420[a]
31 March 2002	203,804[b]
BT Group Legacy Option Plan (formerly the BT Share Option Scheme)	
Date of appointment	73,837[c]
31 March 2002	97,450[c]

[a] 25p ordinary shares of British Telecommunications plc ("BT shares").
[b] 5p ordinary shares of BT Group plc.
The demerger resulted in the Trustee receiving one BT Group plc share and one mmO2 plc share for every BT share held. The Trustee sold the mmO2 plc shares and purchased further BT Group plc shares. The value of the awards was based on the average combined share price of BT Group plc and mmO2 plc shares over the 20 dealing days following the demerger on 19 November 2001.
[c] Prior to the demerger, options under the BT Share Option Scheme were surrendered by participants. Those options were replaced by options over BT Group plc shares which were granted on 17 December 2001 under the BT Group Legacy Option Plan. The value of the options was determined by averaging the combined share price of the BT Group plc and mmO2 plc shares over the 20 dealing days following the demerger on 19 November 2001.

On 31 March 2002 Colin Green had a non-beneficial interest in 73,069 (date of appointment: 73,069) BT Group plc shares purchased by BT Employee Share Trustees Limited for allocation to employees under the BT Employee Share Ownership Scheme and 24,571,130 (date of appointment: 21,913,590) BT Group plc shares held in Trust by Ilford Trustees (Jersey) Limited for allocation to employees under employee share schemes. In addition, he had a non-beneficial interest in 45,286,908 (date of appointment: 56,580,000) BT Group plc shares held in trust by Royal Bank of Scotland (Jersey) Limited for allocation to employees under the BT Employee Sharesave Schemes.

Except as set out above in respect of the BT Group Legacy Option Plan, during the period from the date of his appointment to 31 March 2002 Colin Green was not granted and did not exercise any options.

Other directors' interests in shares are disclosed in the accounts of BT Group plc, which are available to the public.

Statement of directors' responsibilities

A statement of the directors' responsibilities for preparing the financial statements is included on page 20.

Employees

An extensive range of communication and consultative arrangements, instigated by the ultimate holding company, help to ensure that employees are kept fully informed about developments in BT, including the group's financial performance.

The company's employment policies and practices aim to meet the special needs of the disabled, particularly where a disability has arisen during the course of employment with the company.

Policy on the payment of suppliers

BT's policy is to use its purchasing power fairly and to pay promptly and as agreed. BT has a variety of payment terms with its suppliers. The terms of payment for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2002 financial year and the amounts owed to its trade creditors at the end of the year was 18 days.

Auditors

A resolution to reappoint PricewaterhouseCoopers as auditors of the company and to authorise the directors to settle their remuneration will be considered at the annual general meeting.

By order of the Board

Stephen Prior
Secretary
21 May 2002

Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

Statement of directors' responsibility

for preparing the financial statements

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2002 on pages 22 to 80 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors

to the shareholders of British Telecommunications plc

We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historic cost convention and the accounting policies set out in the Accounting Policies section and the United States Generally Accepted Accounting Principles section.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records and if we have not received all the information and explanations we require for our audit.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only those sections set out in the table of contents including the Business and Financial reviews and Report of the directors.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board and in accordance with auditing standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements:

- give a true and fair view of the state of affairs of the company and the group at 31 March 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.
- present fairly, in all material respects, the consolidated financial position of the group as at 31 March 2002 and 31 March 2001, and the results of its operations and its cash flows for the years ended 31 March 2002, 31 March 2001 and 31 March 2000 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders' equity and cash flows is shown in the United States Generally Accepted Accounting Principles section.

PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

London

21 May 2002

Accounting policies

I Basis of preparation of the financial statements

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings (with one minor exception – see note 21). Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, depreciation, goodwill amortisation and impairment, employee pension schemes and taxes.

II Turnover

Group turnover, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

III Research and development

Expenditure on research and development is written off as incurred.

IV Leases

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

V Interest

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

VI Foreign currencies

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

VII Intangibles

(a) Goodwill

Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b) Other intangibles

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

VIII Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	2 to 6 years
Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years

IX Fixed asset investments

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

X Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

XI Stocks

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses..

XII Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

XIII Redundancy costs

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds the total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated costs are charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

XIV Pension schemes

The group operates funded defined benefit pension schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

XV Taxation

The group has adopted Financial Reporting Standard 19 "Deferred Tax" (FRS 19) during the 2002 financial year.

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date.

Prior to the adoption of FRS 19, the group provided for deferred taxation only to the extent that timing differences were expected to reverse in the foreseeable future. The adoption of the new policy has been made by way of a prior year adjustment to previously published results as though the revised policy had always been applied by the group.

XVI Financial instruments

(a) Debt instruments

Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount evenly over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments

The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting

The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments

Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account

for the year ended 31 March 2002

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	**Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total £m**
Total turnover	3	21,815	–	**21,815**	2,827	**24,642**
Group's share of joint ventures' turnover	3	(2,752)	–	**(2,752)**	(76)	**(2,828)**
Group's share of associates' turnover	3	(1,297)	–	**(1,297)**	(639)	**(1,936)**
Trading between group and principal joint venture	3	681	–	**681**	–	**681**
Group turnover	2, 3	18,447	–	**18,447**	2,112	**20,559**
Other operating income	4	361	–	**361**	1	**362**
Operating costs	5	(16,037)	(2,817)	**(18,854)**	(2,546)	**(21,400)**
Group operating profit (loss)		2,771	(2,817)	**(46)**	(433)	**(479)**
Group's share of operating profit (loss) of joint ventures	6	(323)	(1,160)	**(1,483)**	19	**(1,464)**
Group's share of operating profit of associates	6	215	(175)	**40**	43	**83**
Total operating profit (loss)		2,663	(4,152)	**(1,489)**	(371)	**(1,860)**
Profit on sale of fixed asset investments	7	–	169	**169**	3,208	**3,377**
Profit (loss) on sale of group undertakings	7	–	(148)	**(148)**	168	**20**
Profit on sale of property fixed assets	8	27	1,062	**1,089**	–	**1,089**
Interest receivable	10	360	–	**360**	–	**360**
Amounts written off investments	9	–	(535)	**(535)**	–	**(535)**
Interest payable	11	(1,777)	(162)	**(1,939)**	(43)	**(1,982)**
Profit (loss) on ordinary activities before taxation		1,273	(3,766)	**(2,493)**	2,962	**469**
Tax on profit (loss) on ordinary activities	12	(528)	143	**(385)**	(58)	**(443)**
Profit (loss) on ordinary activities after taxation		745	(3,623)	**(2,878)**	2,904	**26**
Minority interests	13	(10)	–	**(10)**	(13)	**(23)**
Profit (loss) for the financial year		735	(3,623)	**(2,888)**	2,891	**3**
Dividends	14					**(218)**
Retained loss for the financial year	28					**(215)**

Group profit and loss account

for the year ended 31 March 2001

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	**Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total (note 1) £m**
Total turnover	3	21,068	–	**21,068**	8,598	**29,666**
Group's share of joint ventures' turnover	3	(3,420)	–	**(3,420)**	(598)	**(4,018)**
Group's share of associates' turnover	3	(1,205)	–	**(1,205)**	(4,714)	**(5,919)**
Trading between group and principal joint venture	3	698	–	**698**	–	**698**
Group turnover	2, 3	17,141	–	**17,141**	3,286	**20,427**
Other operating income	4	346	–	**346**	13	**359**
Operating costs	5	(14,405)	(95)	**(14,500)**	(6,259)	**(20,759)**
Group operating profit (loss)		3,082	(95)	**2,987**	(2,960)	**27**
Group's share of operating loss of joint ventures	6	(268)	(241)	**(509)**	(257)	**(766)**
Group's share of operating profit (loss) of associates	6	111	(133)	**(22)**	391	**369**
Total operating profit (loss)		2,925	(469)	**2,456**	(2,826)	**(370)**
Profit on sale of fixed asset investments	7	–	534	**534**	1	**535**
Profit on sale of group undertakings	7	–	84	**84**	–	**84**
Profit on sale of property fixed assets	8	34	–	**34**	–	**34**
Interest receivable	10	379	25	**404**	4	**408**
Interest payable	11	(1,575)	–	**(1,575)**	(147)	**(1,722)**
Profit (loss) on ordinary activities before taxation		1,763	174	**1,937**	(2,968)	**(1,031)**
Tax on profit (loss) on ordinary activities	12	(385)	(47)	**(432)**	(280)	**(712)**
Profit (loss) on ordinary activities after taxation		1,378	127	**1,505**	(3,248)	**(1,743)**
Minority interests	13	23	(21)	**2**	(129)	**(127)**
Profit (loss) for the financial year		1,401	106	**1,507**	(3,377)	**(1,870)**
Dividends	14					**(571)**
Transfer from reserves for the financial year	28					**(2,441)**

Group profit and loss account

for the year ended 31 March 2000

	Notes	Continuing activities: Before goodwill amortisation and exceptional items £m	Continuing activities: Goodwill amortisation and exceptional items £m	**Total continuing activities £m**	Discontinued activities and intra-group items £m	**Total (note 1) £m**
Total turnover	3	18,228	–	**18,228**	3,675	**21,903**
Group's share of joint ventures' turnover	3	(1,387)	–	**(1,387)**	(397)	**(1,784)**
Group's share of associates' turnover	3	(892)	–	**(892)**	(688)	**(1,580)**
Trading between group and principal joint venture	3	176	–	**176**	–	**176**
Group turnover	2, 3	16,125	–	**16,125**	2,590	**18,715**
Other operating income	4	216	–	**216**	–	**216**
Operating costs	5	(12,911)	(74)	**(12,985)**	(2,374)	**(15,359)**
Group operating profit (loss)		3,430	(74)	**3,356**	216	**3,572**
Group's share of operating loss of joint ventures	6	(191)	(20)	**(211)**	(216)	**(427)**
Group's share of operating profit (loss) of associates	6	35	(37)	**(2)**	29	**27**
Total operating profit (loss)		3,274	(131)	**3,143**	29	**3,172**
Profit on sale of group undertakings	7	–	126	**126**	–	**126**
Profit on sale of property fixed assets	8	26	–	**26**	–	**26**
Interest receivable	10	193	–	**193**	–	**193**
Interest payable	11	(520)	–	**(520)**	(55)	**(575)**
Profit (loss) on ordinary activities before taxation		2,973	(5)	**2,968**	(26)	**2,942**
Tax on profit (loss) on ordinary activities	12	(848)	(16)	**(864)**	(93)	**(957)**
Profit (loss) on ordinary activities after taxation		2,125	(21)	**2,104**	(119)	**1,985**
Minority interests	13	9	–	**9**	1	**10**
Profit (loss) for the financial year		2,134	(21)	**2,113**	(118)	**1,995**
Dividends	14					**(1,426)**
Retained profit for the financial year	28					**569**

Group statement of total recognised gains and losses

for the year ended 31 March 2002

	2002 £m	As restated 2001 £m	As restated 2000 £m
Profit (loss) for the financial year:			
Group	**1,588**	(975)	2,516
Joint ventures	**(1,524)**	(974)	(480)
Associates	**(61)**	79	(41)
Total profit (loss) for the financial year	**3**	(1,870)	1,995
Currency movements arising on consolidation of non-UK:			
Subsidiaries	**(14)**	215	(27)
Joint ventures	**(46)**	245	(141)
Associates	**45**	(31)	102
Unrealised gain (loss) on transfer of assets and group undertakings to a joint venture	**5**	(49)	159
Total recognised gains and losses for the financial year	**(7)**	(1,490)	2,088
Prior year adjustment (note 26)	**(2,015)**		
Total recognised losses since last annual report	**(2,022)**		

Group cash flow statement

for the year ended 31 March 2002

	Notes	2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	15	**5,257**	5,887	5,849
Dividends from associates and joint ventures		**2**	10	5
Returns on investments and servicing of finance				
Interest received		**309**	293	286
Interest paid, including finance costs		**(2,004)**	(1,020)	(449)
Net cash outflow for returns on investments and servicing of finance		**(1,695)**	(727)	(163)
Taxation				
UK corporation tax paid		**(557)**	(669)	(1,308)
Non-UK tax paid		**(5)**	–	(3)
Taxation paid		**(562)**	(669)	(1,311)
Capital expenditure and financial investment				
Purchase of intangible fixed assets		**–**	(4,208)	–
Purchase of tangible fixed assets		**(4,069)**	(4,756)	(3,568)
Sale of tangible fixed assets		**2,645**	440	143
Purchase of fixed asset investments		**(37)**	(93)	(373)
Disposal of fixed asset investments		**107**	175	46
Net cash outflow for capital expenditure and financial investment		**(1,354)**	(8,442)	(3,752)
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £nil cash acquired (2001 – £101m, 2000 – £69m)		**(896)**	(11,215)	(4,065)
Investments in joint ventures		**(235)**	(3,214)	(933)
Investments in associates		**–**	(72)	(2,167)
Repayment of loans to joint ventures		**–**	–	550
Disposal of subsidiary undertakings, net of £28m cash disposed (2001 – £nil, 2000 – £8m)		**1,959**	245	206
Sale of investments in joint ventures and associates		**4,957**	502	4
Net cash inflow (outflow) for acquisitions and disposals		**5,785**	(13,754)	(6,405)
Equity dividends paid		**(11)**	(1,432)	(1,364)
Cash inflow (outflow) before management of liquid resources and financing		**7,422**	(19,127)	(7,141)
Management of liquid resources	16	**(1,862)**	(480)	1,236
Financing				
Issue of ordinary share capital		**6,057**	149	127
Issue of shares to minorities		**–**	36	432
Inflow on disposal of mmO2	18	**449**	–	–
New loans		**30**	14,552	1,473
Repayment of loans		**(1,851)**	(225)	(587)
Net increase (decrease) in short-term borrowings		**(10,155)**	5,223	4,514
Net cash inflow (outflow) from financing		**(5,470)**	19,735	5,959
Increase in cash in the year		**90**	128	54
Decrease (increase) in net debt in the year	18	**13,928**	(18,942)	(6,582)

Balance sheets

as at 31 March 2002

	Notes	Group 2002 £m	Group As restated 2001 £m	Company 2002 £m	Company As restated 2001 £m
Fixed assets					
Intangible assets	19	**252**	18,380	–	–
Tangible assets	20	**16,078**	21,625	15,519	15,613
Investments in joint ventures:	21				
Share of gross assets and goodwill		**2,452**	5,439		
Share of gross liabilities		**(1,998)**	(3,512)		
Total investments in joint ventures		**454**	1,927		
Investments in associates	21	**224**	2,229		
Other investments	21	**543**	1,048		
Total investments	21	**1,221**	5,204	27,850	34,385
Total fixed assets		**17,551**	45,209	43,369	49,998
Current assets					
Stocks		**111**	361	81	102
Debtors	22	**23,761**	6,260	28,576	5,731
Investments	23	**4,579**	2,557	5,885	5,625
Cash at bank and in hand		**158**	412	2	22
Total current assets		**28,609**	9,590	34,544	11,480
Creditors: amounts falling due within one year					
Loans and other borrowings	24	**2,195**	12,136	29,352	21,201
Other creditors	25	**7,197**	8,597	12,386	7,479
Total creditors: amounts falling due within one year		**9,392**	20,733	41,738	28,680
Net current assets (liabilities)		**19,217**	(11,143)	(7,194)	(17,200)
Total assets less current liabilities		**36,768**	34,066	36,175	32,798
Creditors: amounts falling due after more than one year					
Loans and other borrowings	24	**16,245**	18,775	15,991	18,092
Provisions for liabilities and charges					
Deferred taxation	26	**2,140**	2,285	2,075	2,047
Other	26	**184**	453	99	353
Total provisions for liabilities and charges		**2,324**	2,738	2,174	2,400
Minority interests		**72**	499		
Capital and reserves					
Called up share capital	27	**2,170**	1,646	2,170	1,646
Share premium account	28	**7,975**	2,195	7,975	2,195
Other reserves	28	**885**	884	752	747
Profit and loss account	28	**7,097**	7,329	7,113	7,718
Total equity shareholders' funds	28	**18,127**	12,054	18,010	12,306
		36,768	34,066	36,175	32,798

The financial statements on pages 22 to 80 were approved by the board of directors on 21 May 2002 and were signed on its behalf by

Ian Livingston *Director*

Notes to the financial statements

1. Accounting for the demerger of mmO2, changes in accounting policy and presentation and discontinued activities

(a) Demerger of mmO2

On 19 November 2001, the mmO2 business was legally separated from the rest of the former BT plc group and BT Group plc became the ultimate parent company of BT plc. The legal structure of the transaction was such that BT transferred the mmO2 business to mmO2 plc, for consideration of £18,489 million, and BT Group Investments Limited (BTGI) became the immediate parent company of BT on 16 November 2001. On 19 November 2001, mmO2 plc transferred the shares in BTGI to BT Group in consideration for the issue to former BT shareholders of one ordinary share of 115 pence in mmO2, credited as fully paid, for each ordinary share in BT held on 16 November 2001.

The results of mmO2 have been included in discontinued activities in all three years.

(b) Changes in accounting policy and presentation

During the year ended 31 March 2002, the company has changed its accounting policy on deferred taxation on implementing FRS 19 "Deferred tax". As explained in accounting policies (page 24), deferred taxation is now accounted for on a full liability basis whereas it was previously accounted for on a partial provisioning basis. The effect of this change in policy is explained in notes 12 and 26. The comparative figures have been restated for the effect of this change in policy.

The new disclosures required by FRS 17 "Retirement benefits" for the year ended 31 March 2002 are contained in note 31. The company is required to implement this new accounting standard in its primary financial statements in the year ending 31 March 2004, at the latest.

The company complies with FRS 18 "Accounting policies" which is mandatory for the first time for the year ended 31 March 2002 and there have been no changes in accounting policy as a result of implementing this standard.

During the year ended 31 March 2002, the group has made a number of changes in the presentation of its financial statements. Comparative figures have been restated accordingly. These are explained in the notes where material.

(c) Discontinued activities

On 1 June 2001, BT disposed of its interests in Japan Telecom and J-Phone Communications and, on 29 June 2001, its interest in Airtel. On 22 June 2001, BT sold Yell, its classified advertising directory businesses in the UK and the USA. These activities, together with mmO2, are shown as discontinued operations in the profit and loss accounts. The eliminations are intra-group eliminations. The interest charge allocated to mmO2 for all periods presented up to the date of the demerger has been calculated assuming that mmO2's net debt at the date of the demerger of £500 million, had been in existence for the whole of the period, and had been bearing an interest charge of 8% per annum. The interest charge allocated to Yell for all periods presented up to the date of disposal represents amounts payable on intercompany loans charged at an arm's length rate of interest. The taxation charge allocated to discontinued activities, for all periods presented up to the date of demerger or disposal, represents amounts charged to these entities before recognising credit for group relief surrendered to entities within continuing activities.

2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls in the UK, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

In April 2000, the group announced a restructuring whereby the group and its associates and joint ventures would be managed in several separate lines of business. The continuing lines of business comprise two international businesses and two UK operating businesses, together with the group's Concert global venture. The two international businesses, which were formed in July 2000, are: BT Ignite responsible for broadband and internet networks; and BTopenworld covering the consumer and SME market for internet products. The two UK operating lines of business, which were formed in autumn 2000, are BT Wholesale covering the UK fixed network and BT Retail responsible for marketing UK fixed-network products. Two discontinued international businesses comprised mmO2 covering the group's interests in mobile communications and Yell, responsible for the classified directories business.

The turnover of each line of business is derived as follows:

- BT Retail derives its turnover from the supply of exchange lines to the group's UK customers and from the calls they make over these lines, the leasing of private circuits and other private services, and the sale and rental of customer premises equipment.
- BT Wholesale derives its turnover from providing network services to BT Retail and other BT lines of business, and from interconnecting the group's UK network to other operators.

2. Segmental analysis continued

- BT Ignite mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities.
- BTopenworld mainly derives its turnover from its narrowband and broadband internet access products.
- mmO2 mainly derived its turnover from the calls made and received by its customers using its mobile phones, from subscription fees charged to its contract customers and from handset equipment sales.
- Yell derived its turnover from selling advertising in its classified directories in the UK and in the US.

Prior to the restructuring implemented during the year ended 31 March 2001, the group was managed as a unitary business providing an integrated range of services. For the purposes of exercising day-to-day managerial and budgetary control, however, the business was divided internally into divisions but these divisions were not self-standing businesses. Control was exercised by comparing performance against budgets agreed in advance. The group's chief operating decision maker (the Chief Executive) reviewed the turnover and operating results for each main division. The group's capital expenditure programmes were largely centrally driven and were not necessarily linked to individual divisions. For this reason it had been group policy not to allocate certain assets to individual divisions, although depreciation charges were allocated.

Segmented information on the lines of business is given below for the years ended 31 March 2002 and 31 March 2001 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

Financial information in this form was made available to the senior management of the group with respect to accounting periods from 1 July 2000. During the 2002 financial year, the lines of business definitions have been refined and the comparatives for the 2001 financial year have been accordingly adjusted to show the businesses as if they had traded as separate units throughout the relevant comparative period. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements have been subject to review and have changed in certain instances. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

For the year ended 31 March 2000, information is provided as required by the US accounting standard, SFAS 131, on disclosures about segments of an enterprise. The information presented is required to be based on the segmental operating results regularly reviewed by the Chief Executive.

Because of the fundamental restructuring and the previous progressive reorganisation explained below, it has not been practicable to restate the segment information for the year ended 31 March 2000 onto the segment basis presented for the years ended 31 March 2002 and 31 March 2001 with the limited exceptions of mmO2 and Yell.

Between September 1997 and July 2000, the group was organised into two main divisions, BT UK and BT Worldwide, in order to reflect the group's two distinctive geographical operating regions and customer groups. Substantially all of the group's operations were within the UK and, of those, the majority were managed by BT UK. During the year ended 31 March 2000 and progressively from 1 October 1998, BT UK was sub-divided into ten separate business units, the principal five of which were Markets, Enterprises, Networks and Systems, Mobility, and Products and Solutions. Markets was the division providing the customer facing links for the group's fixed network services and Enterprises managed the Yellow Pages classified directory business and the group's wholesale interconnect business with other operators. Networks and Systems provided the UK fixed network as a platform for these services. Mobility provided the group's UK mobile communication services, principally via O2 UK (formerly BT Cellnet). Products and Solutions managed the group's outsourcing services.

Year ended 31 March 2002	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,517	1,568	12,085	239	1	996
BT Wholesale	3,700	8,556	12,256	1,914	–	2,163
BT Ignite	3,684	792	4,476	2,831	(40)	(2,723)
BTopenworld	158	64	222	16	(7)	(125)
Concert	–	–	–	–	(1,123)	(1,123)
Other	58	315	373	345	(274)	(677)
Intra-group	–	(10,965)	(10,965)	–	–	–
Total continuing activities	18,117	330	18,447	5,345	(1,443)	(1,489)
mmO2	2,273	392	2,665	648	5	(461)
Other	169	2	171	8	57	90
Intra group	–	(724)	(724)	–	–	–
Total discontinued activities	2,442	(330)	2,112	656	62	(371)
Group totals	**20,559**	**–**	**20,559**	**6,001**	**(1,381)**	**(1,860)**

2. Segmental analysis continued

Year ended 31 March 2001	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
BT Retail	10,657	1,406	12,063	185	–	888
BT Wholesale	3,005	8,723	11,728	1,738	–	2,538
BT Ignite	2,966	502	3,468	648	(126)	(724)
BTopenworld	64	76	140	35	(59)	(292)
Concert	–	–	–	–	(1)	(1)
Other	127	11	138	374	(345)	47
Intra-group	–	(10,396)	(10,396)	–	–	–
Total continuing activities	16,819	322	17,141	2,980	(531)	2,456
mmO2	2,865	523	3,388	3,416	(290)	(3,416)
Other	743	6	749	35	424	590
Intra group	–	(851)	(851)	–	–	–
Total discontinued activities	3,608	(322)	3,286	3,451	134	(2,826)
Group totals	**20,427**	**–**	**20,427**	**6,431**	**(397)**	**(370)**

Year ended 31 March 2000	Turnover External £m	Turnover Internal £m	Group total £m	Depreciation and amortisation £m	Operating profit (loss) of associates and joint ventures £m	Total operating profit (loss) £m
Markets	11,636	8	11,644	67	(9)	2,564
Enterprises	3,114	328	3,442	100	(4)	835
Networks & Systems	3	–	3	1,812	–	4
Mobility	2,170	391	2,561	305	8	117
Products and Solutions	197	368	565	76	(103)	240
Other	10	2	12	132	–	(201)
Intra-group	–	(1,004)	(1,004)	–	–	–
Total BT UK	17,130	93	17,223	2,492	(108)	3,559
BT Worldwide	1,540	129	1,669	176	(335)	(520)
Other	45	10	55	173	43	133
Intra-group	–	(232)	(232)	–	–	–
Group totals	**18,715**	**–**	**18,715**	**2,841**	**(400)**	**3,172**

The above includes the following information for discontinued activities:

mmO2	2,248	388	2,636	356	(231)	(220)
Other	628	5	633	18	44	249
Intra group	–	(679)	(679)	–	–	–
Total discontinued	2,876	(286)	2,590	374	(187)	29

Transactions between divisions are at prices set in accordance with those agreed with Oftel where the services provided are subject to regulation. Other transactions are at arm's length.

2. Segmental analysis continued

The following tables show the capital expenditure on plant, equipment and property for the year ended 31 March 2002 and 2001 and the net operating assets or liabilities and the net book value of associates and joint ventures by line of business at 31 March 2002 and 2001. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors (excluding amount owed by parent undertaking), less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

Year ended 31 March 2002	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	143	927	(3)
BT Wholesale	1,974	12,133	1
BT Ignite	609	1,603	83
BTopenworld	10	(28)	–
Concert	–	–	338
Other	364	(301)	259
Total continuing activities	3,100	14,334	678
mmO2	807	–	–
Other	1	–	–
Total discontinued activities	808	–	–
Total	**3,908**	**14,334**	**678**

Year ended 31 March 2001	Capital expenditure £m	Net operating assets (liabilities) £m	Associates and joint ventures £m
BT Retail	157	1,114	–
BT Wholesale	2,273	12,511	–
BT Ignite	935	3,584	178
BTopenworld	10	(42)	10
Concert	–	–	1,430
Other	482	1,065	1,001
Total continuing activities	3,857	18,232	2,619
mmO2	1,105	18,634	27
Other	24	710	1,510
Total discontinued activities	1,129	19,344	1,537
Total	**4,986**	**37,576**	**4,156**

Information about geographic areas:	2002 £m	2001 £m	2000 £m
Turnover with external customers			
Attributable to UK	**16,703**	15,924	14,468
Attributable to non-UK countries[a]	**1,414**	895	1,415
Total continuing activities[b]	**18,117**	16,819	15,883
Attributable to UK	**1,555**	2,718	2,693
Attributable to non-UK countries[a]	**887**	890	139
Total discontinued activities	**2,442**	3,608	2,832
Group turnover	**20,559**	20,427	18,715

[a] Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK, income from non-UK operators for calls terminating in or in transit through the UK and turnover with non-UK joint ventures and associates.
[b] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

2. Segmental analysis continued

	2002 £m	2001 £m
Group fixed assets are located		
UK	**15,384**	16,963
Europe, excluding the UK	**1,275**	3,476
Americas	**683**	2,555
Asia and Pacific	**209**	873
Total continuing activities	**17,551**	23,867
UK	-	9,204
Europe, excluding the UK	-	10,417
Americas	-	435
Asia and Pacific	-	1,286
Total discontinued activities	-	21,342
Total	**17,551**	45,209

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2002 £m	2001 £m	2000 £m
Total turnover on basis of origin			
UK	**16,428**	15,580	15,094
Europe, excluding the UK	**2,449**	1,840	1,462
Americas	**2,000**	2,557	873
Asia and Pacific	**608**	769	557
Total continuing activities[a]	**21,485**	20,746	17,986
UK	**1,635**	2,920	2,881
Europe, excluding the UK	**927**	1,244	429
Americas	**36**	214	106
Asia and Pacific	**559**	4,542	501
Total discontinued activities	**3,157**	8,920	3,917
Total	**24,642**	29,666	21,903

	2002 £m	2001 £m	2000 £m
Group turnover on basis of origin			
UK	**16,703**	15,924	15,173
Europe, excluding the UK	**1,113**	507	252
Americas	**147**	154	277
Asia and Pacific	**154**	234	181
Total continuing activities[a]	**18,117**	16,819	15,883
UK	**1,555**	2,718	2,693
Europe, excluding the UK	**851**	676	33
Americas	**36**	214	106
Total discontinued activities	**2,442**	3,608	2,832
Total	**20,559**	20,427	18,715

[a] The turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis. See the "information about geographic areas" above.

2. Segmental analysis continued

	2002 £m	2001 £m	2000 £m
Group operating profit (loss)			
UK	**2,628**	3,330	3,379
Europe, excluding the UK	**(2,829)**	(252)	(42)
Americas	**153**	15	34
Asia and Pacific	**2**	(106)	(15)
Total continuing activities	**(46)**	2,987	3,356
UK	**4**	156	202
Europe, excluding the UK	**(429)**	(3,094)	9
Americas	**(6)**	(22)	5
Asia and Pacific	**(2)**	–	–
Total discontinued activities	**(433)**	(2,960)	216
Total	**(479)**	27	3,572

	2002 £m	2001 £m	2000 £m
Share of operating results of associates and joint ventures, including goodwill amortisation – profits (losses)			
UK	**(17)**	(51)	(126)
Europe, excluding the UK	**(240)**	(212)	(95)
Americas	**(1,135)**	(66)	43
Asia and Pacific	**(51)**	(202)	(35)
Total continuing activities	**(1,443)**	(531)	(213)
UK	**5**	19	8
Europe, excluding the UK	**20**	(259)	(217)
Asia and Pacific	**37**	374	22
Total discontinued activities	**62**	134	(187)
Total	**(1,381)**	(397)	(400)

	2002			2001		
	Net operating assets £m	**Associates and joint ventures £m**	**Total £m**	Net operating assets £m	Associates and joint ventures £m	Total £m
UK	**13,186**	**(2)**	**13,184**	15,033	19	15,052
Europe, excluding the UK	**925**	**178**	**1,103**	2,756	236	2,992
Americas	**222**	**337**	**559**	281	1,716	1,997
Asia and Pacific	**1**	**165**	**166**	162	648	810
Total continuing activities	**14,334**	**678**	**15,012**	18,232	2,619	20,851
UK	**–**	**–**	**–**	8,717	23	8,740
Europe, excluding the UK	**–**	**–**	**–**	10,122	232	10,354
Americas	**–**	**–**	**–**	502	–	502
Asia and Pacific	**–**	**–**	**–**	3	1,282	1,285
Total discontinued activities	**–**	**–**	**–**	19,344	1,537	20,881
Total	**14,334**	**678**	**15,012**	37,576	4,156	41,732

Net operating assets comprise tangible and intangible fixed assets, stocks, debtors (excluding amount owed by parent undertaking), less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover

	2002 £m	2001[a] £m	2000[a] £m
Fixed network calls	**5,266**	5,655	5,908
Exchange lines	**3,926**	3,674	3,526
Receipts from other operators	**3,113**	2,814	1,974
Private services	**1,039**	1,091	1,135
Solutions	**1,661**	1,074	915
Customer premises equipment supply	**688**	726	847
Other sales and services	**2,424**	1,785	1,578
Total continuing activities[b]	**18,117**	16,819	15,883
Wireless products	**2,262**	2,760	2,170
Yellow Pages	**169**	743	629
Other sales and services	**11**	105	33
Total discontinued activities	**2,442**	3,608	2,832
Group turnover	**20,559**	20,427	18,715
Group's share of associates' and joint ventures' turnover:			
Continuing activities	**4,049**	4,625	2,279
Discontinued activities	**715**	5,312	1,085
	4,764	9,937	3,364
Trading between group and principal joint venture	**(681)**	(698)	(176)
Total turnover	**24,642**	29,666	21,903

[a] Figures in the 2000 and 2001 financial years have been restated to conform with the method of classification used in the 2002 financial year.
[b] The group turnover from continuing activities as disclosed in the group profit and loss account includes intra-group trading with discontinued activities.

Group's share of associates' and joint ventures' turnover comprised:	2002 £m	2001 £m	2000 £m
Joint ventures:			
Continuing activities	**2,752**	3,420	1,387
Discontinued activities	**76**	598	397
	2,828	4,018	1,784
Associates:			
Continuing activities	**1,297**	1,205	892
Discontinued activities	**639**	4,714	688
	1,936	5,919	1,580
Group's share of associates' and joint ventures' turnover	**4,764**	9,937	3,364

Concert, the joint venture with AT&T, was formed on 5 January 2000 (see note 17). From that date, international calls into, through and out of the UK and formerly handled by the group, have been handled by Concert. Additionally, certain of the group's multinational customers were transferred to Concert on the same date.

Fixed network calls comprise calls within the UK and calls made from the UK to other countries. Receipts from other operators include revenues from Concert for terminating incoming international calls from 5 January 2000 and revenues from non-UK operators for incoming and transit calls into and through the UK up to that date.

The group's share of trading with Concert, primarily in respect of international calls made to and from the UK and for services provided to Concert in the UK for the multinational customers transferred to Concert, is eliminated in arriving at total turnover, including the proportionate share of the group's associates and joint ventures, and is added back in arriving at group turnover.

4. Other operating income

	2002 £m	2001 £m	2000 £m
Seconded staff, administration and other services provided to Concert	**135**	168	79
Other	**226**	178	137
Total continuing activities	**361**	346	216
Discontinued activities	**1**	13	–
Total other operating income	**362**	359	216

5. Operating costs

Total Group	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**4,034**	3,954	3,754
Social security costs	**304**	313	316
Pension costs (note 31)	**361**	326	167
Employee share ownership scheme[a]	**25**	32	59
Total staff costs	**4,724**	4,625	4,296
Own work capitalised	**(659)**	(693)	(498)
Depreciation (note 20)	**3,680**	3,045	2,752
Amortisation and impairment of goodwill and other intangibles (note 19)	**2,321**	3,386	89
Payments to telecommunications operators	**4,299**	3,802	3,086
Other operating costs[b]	**7,035**	6,594	5,634
Total operating costs	**21,400**	20,759	15,359
Operating costs included the following:			
Redundancy charges and early leaver payments	**252**	118	59
Research and development	**362**	364	345
Rental costs relating to operating leases, including plant and equipment hire £51 million (2001 – £15 million, 2000 – £12 million)	**283**	166	189
Foreign currency gains	**(1)**	(50)	(26)
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	**1,955**	3,000	–
Asset impairments	**324**	–	–
Costs relating to the Concert unwind	**172**	–	–
Costs relating to the demerger of mmO2	**109**	–	–
BT Retail call centre rationalisation costs	**68**	–	–
BT Wholesale bad debt costs	**79**	–	–
Credit for rates refunds, relating to prior years	**–**	(193)	–
Write off of subscriber acquisition costs[c]	**–**	7	–
Write off of Viag Interkom IT systems	**–**	43	–
BT Cellnet analogue network closure costs	**–**	–	47
Cost relating to disengagement from MCI	**–**	–	64
Total exceptional items	**2,707**	2,857	111
Goodwill amortisation	**352**	373	89
Total amortisation of goodwill and exceptional items	**3,059**	3,230	200

[a] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.
[c] The accounting of all the mmO2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Operating costs continued

Continuing activities	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**3,680**	3,465	3,472
Social security costs	**270**	273	290
Pension costs (note 31)	**346**	299	151
Employee share ownership scheme[a]	**25**	32	59
Total staff costs	**4,321**	4,069	3,972
Own work capitalised	**(623)**	(642)	(475)
Depreciation (note 20)	**3,266**	2,689	2,457
Amortisation and impairment of goodwill and other intangibles (note 19)	**2,079**	291	10
Payments to telecommunications operators	**4,289**	3,736	3,010
Other operating costs[b]	**5,522**	4,357	4,011
Total operating costs	**18,854**	14,500	12,985
Operating costs included the following:			
Redundancy charges and early leaver payments	**247**	109	59
Research and development	**362**	361	338
Rental costs relating to operating leases, including plant and equipment hire £51 million (2001 – £13 million, 2000 – £12 million)	**277**	156	155
Foreign currency gains	**(1)**	(50)	(26)
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in parent company and subsidiary undertakings	**1,955**	200	–
Asset impairments	**324**	–	–
Costs relating to the Concert unwind	**172**	–	–
Costs relating to the demerger of mmO2	**98**	–	–
BT Retail call centre rationalisation costs	**68**	–	–
BT Wholesale bad debt costs	**79**	–	–
Credit for rates refunds, relating to prior years	**–**	(193)	–
Cost relating to the disengagement from MCI	**–**	–	64
Total exceptional items	**2,696**	7	64
Goodwill amortisation	**121**	88	10
Total amortisation of goodwill and exceptional items	**2,817**	95	74

[a] Amount set aside for the year for allocation of ordinary shares in the company to eligible employees.
[b] No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.

5. Operating costs continued

Discontinued activities	2002 £m	2001 £m	2000 £m
Staff costs:			
Wages and salaries	**354**	489	282
Social security costs	**34**	40	26
Pension costs (note 31)	**15**	27	16
Total staff costs	**403**	556	324
Own work capitalised	**(36)**	(51)	(23)
Depreciation (note 20)	**414**	356	295
Amortisation and impairment of goodwill and other intangibles (note 19)	**242**	3,095	79
Payments to telecommunications operators	**10**	66	76
Other operating costs[a]	**1,513**	2,237	1,623
Total operating costs	**2,546**	6,259	2,374
Operating costs included the following:			
Redundancy charges and early leaver payments	**5**	9	–
Research and development	**–**	3	7
Rental costs relating to operating leases, including plant and equipment hire £nil (2001 – £2 million, 2000 – £nil)	**6**	10	34
Amortisation of goodwill and exceptional items comprising:			
Goodwill impairment in subsidiary undertakings	**–**	2,800	–
Costs relating to the demerger of mmO2	**11**	–	–
Write off of subscriber acquisition costs[b]	**–**	7	–
Write off of Viag Interkom IT systems	**–**	43	–
BT Cellnet analogue network closure costs	**–**	–	47
Total exceptional items	**11**	2,850	47
Goodwill amortisation	**231**	285	79
Total amortisation of goodwill and exceptional items	**242**	3,135	126

[a]No charge for the cost of providing incremental pension benefits for employees taking early retirement was made in the years ended 31 March 2001 and 2000 in view of the combined surplus in the BT Pension Scheme disclosed by the actuarial valuations as at 31 December 1999 and 1996, and the amount provided for pension costs within provisions for liabilities and charges.
[b]The accounting of all the mmO2 operating units was aligned; this resulted in a write off of previously capitalised costs in certain non-UK operations.

6. Group's share of operating profit (loss) of associates and joint ventures

The group's share of operating profit (loss) of associates and joint ventures comprised:	2002 £m	2001 £m	2000 £m
Joint ventures:			
Continuing activities	**(1,483)**	(509)	(211)
Discontinued activities	**19**	(257)	(216)
	(1,464)	(766)	(427)
Associates:			
Continuing activities	**40**	(22)	(2)
Discontinued activities	**43**	391	29
	83	369	27
Group's share of operating loss of associates and joint ventures[a]	**(1,381)**	(397)	(400)

[a]Includes:			
Exceptional costs relating to the impairment of goodwill	433	200	–
Exceptional costs relating to the impairment of investments and related exit costs	780	–	–
Exceptional costs relating to the unwind of Concert	81	–	–
Exceptional costs relating to write off of subscriber acquisition costs	–	132	–
Amortisation of goodwill arising in joint ventures and associates	53	185	84

7. Profit on sale of fixed asset investments and group undertakings

In November 2001, as part of the mmO2 demerger the group sold the mmO2 business to mmO2 plc for consideration of £18,489 million and a loss of £992 million was realised.

In June 2001, the group sold its interest in the Yell Group comprising mainly the Yellow Pages unit of BT, Yellow Pages Sales Limited and Yellow Book USA Inc. and its subsidiary undertakings. The consideration for this sale was £1,960 million and a profit of £1,128 million was realised. This profit includes a write-back of £9 million of goodwill taken directly to reserves before April 1998.

In December 2001, the group sold its wholly owned subsidiary Clear Communications Limited, which operates in New Zealand, for consideration of £119 million. A loss of £126 million was recognised on this sale, of which £45 million relates to goodwill taken directly to reserves before April 1998.

Other disposals of subsidiary companies resulted in gains on disposal of £10 million.

A profit of £120 million was recognised for the exchange of the residual interest in British Interactive Broadcasting for BSkyB shares in May 2001. The consideration received was £241 million of BSkyB shares and the profit recognised relates to those shares that were marketable.

In June 2001, the group sold its effective 20% interest in Japan Telecom Co. Limited and its 20% interest in J-Phone Communications Co. Limited to Vodafone plc for £3,075 million in cash. Under the sale agreement, the group also sold shares representing 4.9% of J-Phone Communications Co. Limited obtained by exercising an option in June 2001 for £634 million in cash. The realised profit on the sale of the 20% interest in Japan Telecom Co. Limited and J-Phone Communications Co. Limited, and the sale of the 4.9% share of J-Phone Communications Co. Limited obtained through the exercise of options was £2,358 million.

In June 2001, the group sold its 17.81% interest in Airtel Móvil SA to Vodafone plc for £1,084 million in cash. The profit on disposal was £844 million.

Other gains of £135 million and losses of £80 million were also recognised during the year. These gains and losses included a write-back of £14 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £860 million, including deferred and non-cash amounts of £63 million.

In November 2000, the group sold its 34% stake in sunrise communications, its joint venture in Switzerland, to a fellow shareholder for consideration of £464 million, on which a realised profit of £454 million has been recognised. In December 2000, BT sold off part of its Aeronautical and Maritime division at a profit of £46 million. Reductions in BT's holdings in I.Net SpA and British Interactive Broadcasting Limited resulted in gains of £38 million and £25 million, respectively. Other gains during the year ended 31 March 2001 totalled £56 million.

In August 1999, the group sold BT Communications Services KK to Japan Telecom for a consideration of £170 million, on which a realised profit of £80 million has been recognised. In February 2000, BT's photonics research facility was sold at a profit of £35 million. Other gains during the year ended 31 March 2000 totalled £11 million.

8. Profit on sale of property fixed assets

In December 2001, as part of a wider property outsourcing agreement, the group entered into a sale and leaseback transaction with Telereal, a joint venture partnership formed by Land Securities Trillium and The William Pears Group. Under the terms of the transaction, BT transferred substantially all of the group's interest in most of its UK freehold and long leasehold properties and also its obligations in respect of rack rented properties to Telereal for cash consideration of £2,380 million. Of the total profit in the year from the sale of property, £1,019 million relates to this transaction. BT has rented the majority of these properties from Telereal for a thirty-year term. Telereal will also be providing facilities management services to BT. The transaction comprised the effective sale of freeholds (through leases of up to 999 years) of the majority of the group's UK properties and the assignment of short leasehold property obligations. The resulting leases of the portfolio to BT have been accounted for as operating leases under applicable UK accounting standards.

9. Amounts written off investments

Amounts written off investments of £535 million (2001 – £nil, 2000 – £nil) were mainly attributable to AT&T Canada, £347 million and Impsat, £157 million.

10. Interest receivable	2002 £m	2001 £m	2000 £m
Income from listed investments	**5**	30	13
Other interest receivable[a]	**334**	352	169
Group	**339**	382	182
Joint ventures	**14**	19	4
Associates	**7**	7	7
Total interest receivable	**360**	408	193

[a]Includes £25 million of interest on rates refunds received in the year ended 31 March 2001, relating to prior years

11. Interest payable

	2002 £m	2001 £m	2000 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	**184**	181	87
Other borrowings[a]	**1,695**	1,245	401
Group	**1,879**	1,426	488
Joint ventures	**60**	176	47
Associates	**43**	120	40
Total interest payable	**1,982**	1,722	575

[a]Includes £162 million charged in the year ended 31 March 2002 on the novation of interest rate swap agreements as a consequence of the property sale and leaseback transaction with Telereal.

12. Tax on profit (loss) on ordinary activities

	2002 £m	As restated 2001 £m	As restated 2000 £m
United Kingdom:			
Corporation tax at 30%	**275**	690	852
Taxation on the group's share of results of associates	**2**	6	3
Taxation on the group's share of results of joint ventures	**–**	42	–
Prior year adjustments	**–**	(185)	(12)
Non-UK taxation:			
Current	**23**	24	5
Taxation on the group's share of results of associates	**50**	33	25
Taxation on the group's share of results of joint ventures	**34**	146	11
Prior year adjustments	**(7)**	(20)	–
Total current taxation	**377**	736	884
Deferred taxation charge (credit) at 30%			
Origination and reversal of timing differences	**34**	87	57
Prior year adjustments	**32**	(111)	16
Total deferred taxation	**66**	(24)	73
Total tax on profit (loss) on ordinary activities	**443**	712	957

In accordance with FRS19, deferred taxation has been restated for the years ended 31 March 2001 and 2000 by £60 million in both years, arising on excess capital allowances. The deferred tax charge for the year ended 31 March 2002 would be £60 million lower under the previous accounting policy.

The tax credit relating to exceptional items is £143 million (2001 – £22 million charge, 2000 – £5 million credit) of which £nil charge (2001 – £12 million charge, 2000 – £38 million charge) relates to profit on sale of fixed asset investments and group undertakings, and profit on sale of property fixed assets.

A tax charge on recognised gains and losses not included in the profit and loss account of £11 million (2001 – £29 million charge, 2000 – £3 million credit) related to exchange movements offset in reserves.

In the year ended 31 March 2001, the loss on ordinary activities before taxation was £1,031 million, after charging £3,200 million of goodwill impairment, which is not an allowable expense for taxation. In the following table, the effective corporation tax rate is reconciled to the profit of £2,169 million before this impairment charge.

12. Tax on profit (loss) on ordinary activities continued

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2002 %	As restated 2001 %	As restated 2000 %
UK corporation tax rate	**30.0**	30.0	30.0
Non-deductible depreciation, amortisation and impairment	**288.7**	9.0	2.5
Non-deductible non-UK losses	**55.7**	11.3	2.7
Higher taxes on non-UK profits	**2.6**	4.0	–
Lower effective tax on net foreign exchange gains	**–**	–	(1.2)
Excess capital allowances over depreciation	**30.2**	0.7	0.7
Pension provisions	**(35.7)**	(4.0)	(3.3)
Other timing differences	**(1.8)**	(0.7)	0.7
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	**(143.1)**	(8.3)	(1.2)
Lower effective tax on gain disposal of non-qualifying assets	**(139.0)**	–	–
Prior year adjustments	**(1.5)**	(9.5)	(0.4)
Other	**(5.7)**	1.4	(0.5)
Current tax – effective corporation tax rate	**80.4**	33.9	30.0
Deferred taxes on excess capital allowances over depreciation	**(30.2)**	(0.7)	(0.7)
Pension provisions	**35.7**	4.0	3.3
Other timings differences	**1.8**	0.7	(0.7)
Prior year adjustments	**6.8**	(5.1)	0.6
Total tax – effective corporation tax rate	**94.5**	32.8	32.5

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2002, the group had overseas corporate tax losses estimated to be £850 million which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

13. Minority Interests

	2002 £m	2001 £m	2000 £m
Minority interests in profits (losses):			
Group	**7**	6	(15)
Associates	**16**	121	5
Total minority interests	**23**	127	(10)

14. Dividends

	2002 £m	2001 £m	2000 £m
Interim dividends paid	**45**	571	565
Proposed final dividend	**173**	–	861
Total dividends	**218**	571	1,426

15. Reconciliation of operating profit to operating cash flows

	2002 £m	As restated 2001 £m	As restated 2000 £m
Group operating profit (loss)	**(479)**	27	3,572
Depreciation	**3,680**	3,045	2,752
Goodwill amortisation and impairment	**2,321**	3,386	89
Decrease (increase) in stocks	**43**	(67)	(48)
Increase in debtors	**(545)**	(432)	(1,175)
Increase in creditors	**803**	203	982
Decrease in provisions	**(485)**	(222)	(295)
Other	**(81)**	(53)	(28)
Net cash inflow from operating activities	**5,257**	5,887	5,849
Analysed as:			
Continuing activities	**5,023**	5,410	5,609
Discontinued activities	**234**	477	240
Net cash inflow from operating activities	**5,257**	5,887	5,849

16. Management of liquid resources

	2002 £m	2001 £m	2000 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	**(7,601)**	(1,344)	(3,178)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	**4,697**	1,765	3,850
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	**1,042**	(901)	564
Net cash inflow (outflow) from management of liquid resources	**(1,862)**	(480)	1,236

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

17. Acquisitions and disposals

Acquisition of subsidiary companies

Year ended 31 March 2002	Esat Digifone[a] £m	Other[b] £m	Total £m
Consideration:			
Cash	869	27	**896**
Deferred	–	8	**8**
Total	**869**	**35**	**904**

Year ended 31 March 2001	Viag Interkom[c] £m	Telfort[d] £m	Other[d] £m	Total £m
Consideration:				
Cash	8,770	1,207	160	**10,137**
Carrying value of joint venture wholly acquired	479	235	–	**714**
Total	**9,249**	**1,442**	**160**	**10,851**

In addition cash of £1,179 million was paid in settlement of deferred consideration on acquisitions in earlier years.

Year ended 31 March 2000	Cellnet Group[g] £m	Esat[h] £m	Yellow Book (USA)[i] £m	Syntegra (USA)[j] £m	Other £m	Total £m
Consideration:						
Cash	3,014	179	401	213	327	**4,134**
Deferred	–	1,167	–	–	45	**1,212**
Loan notes 2000/2009	159	–	–	–	–	**159**
Other loan notes	–	174	14	–	14	**202**
Carrying value of associate wholly acquired	–	–	–	–	23	**23**
Total	**3,173**	**1,520**	**415**	**213**	**409**	**5,730**

17. Acquisitions and disposals continued

[a]On 18 April 2001, the group took full control of 02 Communications (Ireland) formerly Esat Digifone. Under an agreement made in 2000 the group purchased from Telenor its 49.5% interest in Esat Digifone for £869 million. Goodwill arising on the acquisition was being amortised over 20 years until it was demerged with mmO2.

	Book and fair values £m
Minority interest	(7)
Group's share of original book value of net liabilities	(7)
Goodwill	876
Total cost	**869**

[b]**Other subsidiary companies**

During the year ended 31 March 2002, the acquisition of interests in other subsidiary companies and the consideration given comprised:

	Total £m
Fixed assets	3
Current assets	5
Current liabilities	(6)
Group's share of original book value of net assets and fair value to group	2
Goodwill	33
Total cost	**35**

[c]On 20 February 2001, the group took full control of Viag Interkom GmbH & Co (Viag Interkom). Under an agreement announced in August 2000, the group purchased from E.ON its 45% interest in Viag Interkom by means of a put option priced at €7.25 billion (£4,562 million). In January 2001, the group acquired the 10% interest in the company previously owned by Telenor for €1.6 billion (£1,032 million). As part of the transactions, the group repaid loans due by Viag Interkom to E.ON and Telenor totalling £3,165 million. The total cash consideration amounted to £8,770 million, including £11 million expenses.

	Book and fair values £m
Fixed assets	6,728
Current assets	619
Current liabilities	(585)
Long-term liabilities	(2,505)
Group's share of original book value of net assets	4,257
Goodwill	4,992
Total cost	**9,249**

Since the acquisition was made towards the end of the year ended 31 March 2001, the fair values of the identifiable assets and liabilities were determined on a provisional basis which has now been confirmed. Goodwill arising on acquisition of Viag Interkom and remaining in the group was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year.

The consolidated results of Viag Interkom for the year ended 31 December 2000 and for the period from 1 January 2001 to 19 February 2001, on the basis of its accounting policies, are summarised as follows:

	Period 1 January to 19 February 2001 £m	Year ended 31 December 2000 £m
Group turnover	216	856
Total operating loss	(108)	(686)
Loss before taxation	(160)	(784)
Loss for the financial period	(160)	(784)

17. Acquisitions and disposals continued

[d]Other subsidiary companies

During the year ended 31 March 2001, the acquisition of interests in other subsidiary companies and the consideration given comprised:

Year ended 31 March 2001	Telfort[e] £m	Other £m	Total £m
Minority Interest	–	31	**31**
Fixed assets	496	–	**496**
Current assets	221	16	**237**
Current liabilities	(261)	–	**(261)**
Group share of original book value of net assets and fair value to group	456	47	**503**
Goodwill	986	113	**1,099**
Total cost	**1,442**	**160**	**1,602**

[e]On 22 June 2000, BT received regulatory approval to acquire the remaining 50% interest of Telfort BV, its provider of fixed and mobile services to businesses and consumers in the Netherlands, that it did not already own for £1,207 million. Goodwill arising on the acquisition of Telfort BV and remaining in the group was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year. Telfort BV's loss after tax for the year ended 31 December 1999 was £141 million and its loss for the six months ended 30 June 2000 was £86 million.

[f]During the year ended 31 March 2000, the acquisition of the interests in subsidiary companies and the consideration given comprised:

	Cellnet Group[g] £m	Esat[h] £m	Yellow Book (USA)[i] £m	Syntegra (USA)[j] £m	Other £m	Total £m
Minority interest	176	(2)	–	1	40	**215**
Fixed assets	–	428	6	12	157	**603**
Current assets	–	137	49	48	68	**302**
Current liabilities	–	(137)	(21)	(88)	(108)	**(354)**
Long-term liabilities	–	(487)	–	–	(62)	**(549)**
Provisions for liabilities and charges	–	–	–	–	(2)	**(2)**
Group share of original book value of net assets (liabilities)	176	(61)	34	(27)	93	**215**
Fair value adjustment to achieve consistency of accounting policies	–	(115)	–	–	–	**(115)**
Other fair value adjustments	–	(69)	–	–	–	**(69)**
Fair value to the group	176	(245)	34	(27)	93	**31**
Goodwill	2,997	1,765	381	240	316	**5,699**
Total cost	**3,173**	**1,520**	**415**	**213**	**409**	**5,730**

[g]On 10 November 1999, BT acquired the 40% interest in Cellnet Group Limited, its mobile cellular phone operator, that it did not already own for £3,150 million, excluding £23 million expenses. Goodwill arising on acquisition of Cellnet Group Limited was being amortised over 20 years until it was demerged with mmO2.

The consolidated results of Cellnet Group Limited for the years ended 31 March 1999 and 2000 are summarised as follows:

	2000 £m	1999 £m
Group turnover	**2,435**	1,410
Total operating profit	**97**	165
Exceptional items included in total operating profit:		
Impairment of analogue equipment and network closure costs (note 5)	**(47)**	–
Profit before taxation	**49**	117
Taxation	**(23)**	(39)
Minority interests	**(2)**	–
Profit for the financial year	**24**	78

17. Acquisitions and disposals continued

[h]At the end of March 2000, BT acquired control of Esat Telecom Group plc (Esat), a leading telecommunications operator in the Republic of Ireland. An interest comprising 70% of the company was acquired under a public offer, the consideration for which passed in April 2000. In January 2000, BT acquired 13% of the company from its then chairman and chief executive for US$287 million (£174 million) and a further 12% interest from a major shareholder for US$271 million (£179 million). Of the total consideration, £179 million was settled in cash in January 2000, £1,029 million in cash in April 2000 and £187 million was satisfied by loan notes repayable at the option of the holder not later than 30 April 2005. The balance of the consideration covered the remaining interest which was compulsorily acquired and compensation to employee share option holders. Goodwill arising on acquisition of Esat was being amortised over 20 years until it was partially demerged with mmO2 and the remaining balance was written off in the 2002 financial year.

Esat held a 49.5% interest in Esat Digifone. In January 2000, BT acquired a further 1% interest in this company for £15 million. At 31 March 2000 and 2001, Telenor owned the remaining 49.5% interest. The assets acquired and the liabilities assumed comprise those of both Esat and Esat Digifone. Since BT acquired control just before the 2000 financial year end, only a preliminary assessment of the fair values of Esat's assets and liabilities, which were based on 31 December 1999 balance sheets, had been undertaken. The fair value adjustment relates to an uplift of £69 million to the carrying value of Esat's debt to its market value on 30 March 2000. During the year ended 31 March 2001, in the final assessment of fair values, the fair values of the net liabilities were increased by £75 million, the fair value of the consideration was increased by £38 million and goodwill increased by £113 million to £1,878 million. Esat Digifone was demerged with mmO2 in November 2001.

Esat incurred a loss after tax of IR£120 million (£95 million) for the year ended 31 December 1999.

[i]On 31 August 1999, BT acquired Yellow Book USA, an independent classified directory publisher in the USA, for £415 million. Yellow Book's loss after tax for the year ended 31 October 1998 was £5 million. This was sold with Yell in June 2001.

[j]On 31 August 1999, BT acquired Syntegra (USA) (previously named Control Data Systems), an international systems integration company based in the USA, for £213 million. Goodwill arising on acquisition of Syntegra (USA) is being amortised over 20 years. Syntegra (USA)'s loss after tax for the year ended 31 December 1998 was £37 million.

[k]On 5 January 2000, the company and AT&T formed their global venture named Concert for the two companies' trans-border communications activities. The venture is jointly owned and controlled. The group contributed the majority of its cross-border international networks, its international traffic, its business with selected multinational customers and its international products for business customers, as well as Concert Communications. AT&T contributed a similar set of assets and businesses.

The book value of the assets contributed by the group to the joint venture comprised:

	£m
Intangible assets	568
Tangible fixed assets	870
Total fixed assets	1,438
Current assets	123
Current liabilities	(183)
Net current liabilities	(60)
Provisions for liabilities and charges	(13)
Long-term debt owed to the BT group	(1,169)
Net assets contributed	**196**

The acquisition of the group's 50% interest in Concert comprised:

	£m
Group's share of Concert's opening net assets (US GAAP)	631
Group's share of US to UK GAAP adjustments	(180)
Group's share of Concert's opening net assets (UK GAAP)	451
Net assets contributed by the group to the joint venture	(196)
Transition costs	(96)
Unrealised gain on the contribution	**159**

17. Acquisitions and disposals continued

The gain on the transfer of the assets is unrealised since the group continues to maintain a 50% interest in the assets contributed. This gain has been taken to a non-distributable reserve and is shown in the statement of total recognised gains and losses for the year ended 31 March 2000. There is no tax charge on the gain.

During the year ended 31 March 2001, the group's share of Concert's opening net assets was amended, due to certain true up contributions, reducing the unrealised gain by £49 million. This is shown in the statement of total recognised gains and losses for the year ended 31 March 2001.

Concert was unwound on 1 April 2002 as disclosed in note 30.

Acquisition of associates and joint ventures

Year ended 31 March 2002	Blu[l] £m
Group share of original book value of net assets and fair value to the group	16
Goodwill	50
Total cost	**66**

Year ended 31 March 2001	Telenordia[m] £m	J-Phone[n] £m
Group share of original book value of net assets and fair value to the group	10	5
Goodwill	84	–
Total cost	**94**	**5**

Year ended 31 March 2000	Japan Telecom[o] £m	AT&T Canada[p] £m	Rogers Cantel Mobile Communi-cations[p] £m	SmarTone Mobile Communi-cations[p] £m	Other £m
Group share of original book value of net assets	871	101	11	96	34
Fair value adjustment to achieve consistency of accounting policies	(49)	–	–	–	–
Fair value to the group	822	101	11	96	34
Goodwill	432	259	288	145	51
Total cost	**1,254**	**360**	**299**	**241**	**85**

[l]On 31 January 2002, one of the venture partners in Blu exercised a put option for BT to purchase a 9% interest for £66 million. The cost of £66 million arising on this purchase has been written off. In addition, the value of BT's investment has been reviewed and provision has been made for the associated impairment and exit costs.

[m]On 8 September 2000, BT increased its existing 33% interest in Telenordia, based in Sweden, to 50% for £94 million. Goodwill was being amortised over 20 years until its disposal in October 2001.

[n]On 8 May 2000, the group acquired a 40% interest in a company, with Japan Telecom owning the other 60% interest, which holds a 74% interest in J-Phone Communications Co Limited (JPC). JPC in turn acquired controlling interests, averaging 51%, in nine regional Japanese mobile phone J-Phone companies. These J-Phone companies merged into three larger regional companies during the year ended 31 March 2001. Japan Telecom also held a direct 18% interest, in the J-Phone companies.

During the year ended 31 March 2001, the group held an effective 23% interest in J-Phone. The impact of the combined J-Phone/Japan Telecom ownership structure, however, led the group to reflect 63% of the J-Phone results at the turnover and operating profit levels and all items below including interest and taxation, in accordance with the requirements of FRS 9. In June 2001, the group sold this interest (note 7).

[o]On 31 August 1999, the group completed its acquisition of a 30% interest, jointly with AT&T Corp, in Japan Telecom, a leading Japanese telecommunications company. Japan Telecom was held through a BT subsidiary company, 66.7% BT owned and 33.3% AT&T owned. The group had a 20% economic interest. AT&T's economic interest was shown within the group's minority interests. Goodwill on this acquisition was being amortised over 20 years until the date of disposal.

On 31 March 2001, the 30% interest in Japan Telecom had a market value equivalent to £1,607 million (2000 – £3,398 million), compared with a carrying value of £1,282 million (2000 – £1,345 million). In April 2001, the group's direct interest in Japan Telecom was reduced to its 20% economic interest, and in June 2001, the group sold this interest (note 7).

17. Acquisitions and disposals continued

[p]On 16 August 1999, the group acquired a 30% interest in an AT&T subsidiary undertaking which held a 31% interest in AT&T Canada Corporation, a fixed network telecommunications company operating in Canada. The resulting economic interest of 9.3% cost £360 million. On 31 March 2001, the 9.3% interest in AT&T Canada had a market value equivalent to £267 million (2000 – £477 million), compared with a carrying value of £352 million (2000 – £345 million). From 1 April 2000, the group decided it no longer exercised significant influence over this company and the investment was reclassified as an other investment. On 1 April 2002, as part of the Concert global joint venture unwind, BT ceased to have any interest in AT&T Canada.

On 16 August 1999, the group acquired jointly with AT&T an approximate 33% interest in Rogers Wireless Inc. (formerly Rogers Cantel Mobile Communications Inc.) a cellular mobile phone company operating in Canada. The resulting economic interest of approximately 17% cost £299 million. On 31 March 2001, the 17% interest in Rogers Wireless Inc. had a market value of £191 million (2000 – £520 million), compared with a carrying value of £285 million (2000 – £298 million). Goodwill arising on the acquisition of Rogers Wireless was being amortised over 20 years until July 2001, when the group sold this interest.

On 10 May 1999, the group acquired a 20% interest in SmarTone Mobile Communications Limited, a cellular mobile phone company operating in Hong Kong. On 31 March 2001, the 20% interest in SmarTone Mobile Communications Limited had a market value of £107 million (2000 – £277 million) compared with a carrying value of £243 million (2000 – £230 million). Goodwill arising on the acquisition of SmarTone was being amortised over 20 years until it was written off in the 2002 financial year.

Disposal of subsidiaries Year ended 31 March 2002	mmO2[q] £m	Yell[r] £m	Other £m	**Total** **£m**
Net assets disposed of:				
Fixed assets	20,459	467	211	**21,137**
Stocks	109	98	–	**207**
Debtors	1,381	400	19	**1,800**
Cash	112	21	7	**140**
Creditors: amounts falling due within one year	(1,790)	(153)	(46)	**(1,989)**
Creditors: amounts falling due after more than one year	–	(10)	–	**(10)**
Provisions	(229)	–	–	**(229)**
Intercompany loans	(561)	–	–	**(561)**
Goodwill previously written off to reserves	–	9	44	**53**
Net assets disposed of	19,481	832	235	**20,548**
Profit (loss) on disposal	(992)	1,128	(116)	**20**
Consideration	**18,489**	**1,960**	**119**	**20,568**
Cash	–	1,859	119	**1,978**
Loan to parent undertaking	18,489	–	–	**18,489**
Loan notes	–	60	–	**60**
Other	–	41	–	**41**
Total	**18,489**	**1,960**	**119**	**20,568**

In addition £9 million deferred consideration was received during the year ended 31 March 2002 in settlement of the disposals on 18 July 1999 of BT New Towns Cable Limited and Westminster Cable Limited.

17. Acquisitions and disposals continued

Amounts included in the cash flow statement for the year ended 31 March 2002 attributable to mmO2 and Yell were:

	mmO2 £m	Yell £m
Net cash flow from operating activities	227	7
Capital expenditure	865	2
Decrease in cash in the year	(262)	(4)
Results of mmO2 and Yell included to date of demerger/disposal:		
Group turnover	2,665	171
Total operating profit (loss)	(461)	33
Profit (loss) before taxation	(569)	27
Taxation	(24)	(9)
Profit (loss) for the financial year	(593)	18

[q]On 19 November 2001, BT completed the demerger of mmO2, the group's former mobile phone business in Europe. mmO2 consists of O2 UK Limited (formerly BT Cellnet Limited), O2 Communications (Ireland) Limited (formerly Esat Digifone Limited), Telfort Mobiel BV, Viag Interkom GmbH & Co, Manx Telecom and Genie. The businesses were sold to mmO2 as part of the demerger transaction.

[r]On 22 June 2001, BT completed the sale of the Yell Group. The Yell Group consisted of the Yellow Pages division of British Telecommunications plc, Yellow Pages Sales Limited and Yellow Book USA Inc., and its subsidiary undertakings.

18. Net debt

	At 1 April 2001 £m	Cash flow £m	Acquisition or disposal of subsidiary undertakings £m	Demerger of mmO2	Other non-cash changes £m	Currency movement £m	At 31 March 2002 £m
Analysis of net debt							
Cash in hand and at bank	412	(254)	–	–	–	–	**158**
Overnight deposits	20	212	–	–	–	–	**232**
Bank overdrafts	(148)	132	–	–	–	–	**(16)**
	284	90	–	–	–	–	**374**
Other current assets investments	2,537	1,862	–	(369)	360	(43)	**4,347**
Short-term investments and cash, less bank overdrafts	2,821	1,952	–	(369)	360	(43)	**4,721**
Debt due within one year, excluding bank overdrafts	(11,988)	11,902	2	60	(2,140)	(15)	**(2,179)**
Debt due after one year	(18,775)	74	13	369	2,048	26	**(16,245)**
Total debt, excluding bank overdrafts	(30,763)	11,976	15	429	(92)	11	**(18,424)**
Net debt	(27,942)	13,928	15	60	268	(32)	**(13,703)**

	2002 £m	2001 £m	2000 £m
Reconciliation of net cash flow to movement in net debt			
Increase in cash in the year	**90**	128	54
Cash (inflow) outflow from (increase) decrease in debt	**11,976**	(19,550)	(5,400)
Cash (inflow) outflow from (decrease) increase in liquid resources	**1,862**	480	(1,236)
Decrease (increase) in net debt resulting from cash flows	**13,928**	(18,942)	(6,582)
Currency and translation movements	**(32)**	(26)	(124)
(Increase) decrease in debt on (acquisition) disposal of subsidiary undertakings	**75**	(48)	(971)
Other non-cash movements	**268**	(226)	(70)
Decrease (increase) in net debt in the year	**14,239**	(19,242)	(7,747)
Net debt at 1 April	**(27,942)**	(8,700)	(953)
Net debt at 31 March	**(13,703)**	(27,942)	(8,700)

On the demerger, mmO2 had net debt of approximately £500 million of which BT was owed approximately £449 million in addition to ordinary trading account balances. mmO2 repaid this loan to BT on 19 November 2001.

19. Intangible assets

	Goodwill[a] £m	Telecommunication licences[b] £m	Total £m
Cost			
At 1 April 2001	12,110	9,746	21,856
Additions	41	–	41
Acquisitions of subsidiary undertakings	909	–	909
Adjustments	3	(23)	(20)
Disposals	(10,428)	(9,680)	(20,108)
Currency movements	(47)	(22)	(69)
Total cost at 31 March 2002	**2,588**	**21**	**2,609**
Amortisation			
At 1 April 2001	3,462	14	3,476
Charge for the year – amortisation	352	14	366
– impairment[c]	1,955	–	1,955
Disposals	(3,418)	(22)	(3,440)
Total amortisation at 31 March 2002	**2,351**	**6**	**2,357**
Net book value at 31 March 2002	**237**	**15**	**252**
Net book value at 31 March 2001	8,648	9,732	18,380

[a] The goodwill arising on acquisitions of subsidiary undertakings in the year ended 31 March 2002 mainly arose from the acquisition of Esat Digifone (see note 17).

[b] The telecommunication licences mainly comprised third generation mobile (3G) licences in the UK and Germany. In April 2000, the group won a 3G mobile licence in the UK government's auction. The licence, which cost £4,030 million, would have been amortised over its remaining 20 year term from the date of launch of services using the licensed radio spectrum. In August 2000, Viag Interkom won a 3G mobile licence in the German government's auction. This licence, which cost £5,164 million, would have been similarly amortised over its remaining 20 year term from the date of launch of service. These two licences were disposed on the sale of mmO2.

[c] In accordance with FRS 11 "Impairment of fixed assets and goodwill", the carrying values of BT Ignite's subsidiary undertakings in Europe at 31 March 2002 have been compared to their recoverable amounts, represented by their value in use to the group. The value in use has been derived from discounted cash flow projections which cover the period to 31 March 2015. The projections cover this extended period as the directors consider this extended period fairly reflects the development of the technology and assets and their long term values. After 31 March 2015 the projections use a long-term growth rate compatible with projections for the countries concerned. The average discount rate used to arrive at this calculation was 15.1% on a pre-tax basis.

The review has resulted in an exceptional charge to operating costs of £2,202 million of which £1,939 million has been allocated to the goodwill and £263 million allocated to the fixed assets (see note 20). The remaining goodwill is being amortised over 17 years from 31 March 2002.

Other impairment charges of £16 million were made in the year ended 31 March 2002.

20. Tangible fixed assets

Group	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2001	3,480	35,456	1,966	40,902
Acquisitions of subsidiary undertakings	–	7	–	7
Additions	42	871	3,004	3,917
Transfers	44	2,726	(2,770)	–
Disposal of subsidiary undertakings	(625)	(4,775)	(1,018)	(6,418)
Other disposals and adjustments	(1,957)	(1,540)	1	(3,496)
Total cost at 31 March 2002	**984**	**32,745**	**1,183**	**34,912**
Depreciation				
1 April 2001	1,566	17,775	–	19,341
Acquisitions of subsidiary undertakings	–	1	–	1
Charge for the year – depreciation	123	3,265	–	3,388
– impairment[c]	–	292	–	292
Disposal of subsidiary undertakings	(182)	(1,822)	–	(2,004)
Other disposals and adjustments	(1,094)	(1,036)	–	(2,130)
Total depreciation at 31 March 2002	**413**	**18,475**	**–**	**18,888**
Net book value at 31 March 2002	**571**	**14,270**	**1,183**	**16,024**
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	**571**	**14,270**	**1,237**	**16,078**
Net book value at 31 March 2001	1,914	17,681	1,966	21,561
Engineering stores	–	–	64	64
Total tangible fixed assets at 31 March 2001	1,914	17,681	2,030	21,625

Company	Land and buildings[a] £m	Plant and equipment £m	Assets in course of construction £m	Total £m
Cost				
1 April 2001	989	29,726	1,199	31,914
Additions	–	319	2,419	2,738
Transfers	25	2,379	(2,404)	–
Disposals and adjustments	211	(1,159)	(164)	(1,112)
Total cost at 31 March 2002	**1,225**	**31,265**	**1,050**	**33,540**
Depreciation				
1 April 2001	386	15,977	–	16,363
Charge for the year – depreciation	32	2,664	–	2,696
– impairment[d]	–	45	–	45
Disposals and adjustments	(85)	(944)	–	(1,029)
Total depreciation at 31 March 2002	**333**	**17,742**	**–**	**18,075**
Net book value at 31 March 2002	**892**	**13,523**	**1,050**	**15,465**
Engineering stores	–	–	54	54
Total tangible fixed assets at 31 March 2002	**892**	**13,523**	**1,104**	**15,519**
Net book value at 31 March 2001	603	13,749	1,199	15,551
Engineering stores	–	–	62	62
Total tangible fixed assets at 31 March 2001	603	13,749	1,261	15,613

20. Tangible fixed assets continued

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
[a]The net book value of land and buildings comprised:				
Freehold	**343**	1,514	**551**	319
Long leases (over 50 years unexpired)	**34**	170	**62**	119
Short leases	**194**	230	**279**	165
Total net book value of land and buildings	**571**	1,914	**892**	603

	Group 2002 £m	Group 2001 £m
[b]Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	**1,373**	1,655
Exchange equipment	**428**	478
Other network equipment	**694**	918
Computers and office equipment	**273**	407
Motor vehicles and other	**189**	231
Land and buildings	**153**	171
Increase (decrease) in engineering stores	**(10)**	(3)
Total continuing activities	**3,100**	3,857
Plant and equipment		
Transmission equipment	**380**	640
Exchange equipment	**-**	1
Other network equipment	**262**	262
Computers and office equipment	**113**	167
Motor vehicles and other	**28**	20
Land and buildings	**25**	39
Total discontinued activities	**808**	1,129
Total expenditure on tangible fixed assets	**3,908**	4,986

[c]The impairment includes £29 million in relation to the write down of street payphones and £263 million in relation to BT Ignite's European activities (see note 19).
[d]The impairment includes £29 million in relation to the write down of street payphones and £16 million in relation to BT Ignite's European activities.

21. Fixed asset investments

Group	Interests in associates and joint ventures[b] Shares £m	Loans £m	Share of post acquisition profits (losses) £m	Other participating interests £m	Other investments[c] £m	Total £m
Cost						
1 April 2001	5,076	744	(272)	157	1,093	6,798
Additions	948	30	–	23	248	1,249
Disposals	(2,410)	(7)	(200)	–	(228)	(2,845)
Share of losses for the year	–	–	(321)	–	–	(321)
Repayments and other transfers	58	(745)	–	(180)	138	(729)
Currency movements	1	–	(2)	–	(11)	(12)
At 31 March 2002	**3,673**	**22**	**(795)**	**–**	**1,240**	**4,140**
Provisions and amounts written off						
Balances at 1 April 2001	(1,392)	–	–	–	(202)	(1,594)
Goodwill amortisation for the year	(53)	–	–	–	–	(53)
Impairment of goodwill	(433)	–	–	–	–	(433)
Disposals	273	–	–	–	89	362
Increase in the year	(617)	–	–	–	(584)	(1,201)
At 31 March 2002	**(2,222)**	**–**	**–**	**–**	**(697)**	**(2,919)**
Net book value at 31 March 2002	**1,451**	**22**	**(795)**	**–**	**543**	**1,221**
Net book value at 31 March 2001	3,684	744	(272)	157	891	5,204

Company	Subsidiary undertakings Shares £m	Loans £m	Associates and joint ventures £m	Other participating interests £m	Other investments £m	Total £m
Cost						
1 April 2001	37,755	9	656	157	397	38,974
Additions	28,795	–	189	23	12	29,019
Disposals	(24,455)	–	–	–	(35)	(24,490)
Repayments and other transfers	–	–	(658)	(180)	138	(700)
Currency movements	(184)	1	(2)	–	–	(185)
At 31 March 2002	**41,911**	**10**	**185**	**–**	**512**	**42,618**
Provisions and amounts written off						
1 April 2001	(4,334)	–	(15)	–	(240)	(4,589)
Disposals	–	–	–	–	2	2
Increase in the year	(10,015)	–	(157)	–	(9)	(10,181)
At 31 March 2002	**(14,349)**	**–**	**(172)**	**–**	**(247)**	**(14,768)**
Net book value at 31 March 2002	**27,562**	**10**	**13**	**–**	**265**	**27,850**
Net book value at 31 March 2001	33,421	9	641	157	157	34,385

21. Fixed asset investments continued

[a]Subsidiary undertakings, associates and joint ventures

Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on pages 79 and 80.

[b]Associates and joint ventures

	2002 £m	2001 £m
Associates:		
Goodwill	15	2,439
Loans	1	7
Share of other net assets (liabilities)	208	(217)
Total associates	224	2,229
Joint ventures:		
Goodwill	–	526
Loans	21	737
Share of other net assets	433	664
Total joint ventures	454	1,927
Net book value at 31 March	678	4,156

The group's proportionate share of its associates and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2002 £m	2001 £m
Fixed assets	1,668	8,257
Current assets	1,973	5,726
Current liabilities	(2,362)	(7,398)
Net current liabilities	(389)	(1,672)
Non-current liabilities	(558)	(3,771)
Minority interests	(66)	(714)
Share of net assets	655	2,100

The group's proportionate share of its associates and joint ventures' losses less profits before taxation totalled £1,463 million (2001 – £667 million, 2000 – £476 million) and its share of their losses less profits attributable to shareholders totalled £1,548 million for the year ended 31 March 2002 (2001 – £895 million, 2000 – £521 million).

Up to 21 August 2001, the group had a 74.5% interest in e-escape Limited, a UK telecommunications service provider, having acquired an additional 25.5% on 19 December 2000. This additional interest was not for holding as a long-term investment and was sold on 22 August 2001. For this reason, the investment in this company has continued to be accounted for on the equity basis. For the period to 21 August 2001, e-escape's turnover was £1 million and it incurred a loss after taxation of £2 million. Purchases from the group amounted to £1 million.

[c]Other investments

Other investments include ordinary shares of BT Group plc, with a net book value of £69 million (2001 – £97 million) and a market value of £69 million (2001 – £97 million), held in trust for the BT Incentive Share Plan, the BT Retention Share Plan, the BT Executive Share Plan and the BT Deferred Bonus Plan (note 34). They also include ordinary shares of BT Group plc, with a net book value of £108 million (2001 – £64 million) and a market value of £127 million (2001 – £122 million), held in trust for employee sharesave schemes. In the group balance sheet at 31 March 2002, listed investments were held with a book value of £94 million (2001 – £588 million) and a market value of £171 million (2001 – £489 million).

22. Debtors

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Trade debtors[a]	**2,393**	3,379	**2,026**	2,196
Amounts owed by subsidiary undertakings	**-**	-	**5,591**	1,333
Amount owed by parent undertaking	**18,489**	-	**18,489**	-
Amounts owed by joint ventures (trading)	**582**	532	**392**	464
Amounts owed by associates (trading)	**1**	5	**-**	-
Other debtors	**664**	506	**537**	352
Accrued income	**1,262**	1,420	**1,182**	1,218
Pension fund prepayment (note 26)	**231**	-	**231**	-
Other prepayments	**139**	418	**128**	168
Total debtors	**23,761**	6,260	**28,576**	5,731

[a] The group's trade debtors are stated after deducting £450 million (2001 – £487 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2002 was £369 million (2001 – £227 million, 2000 – £264 million), including an exceptional charge of £79 million.

23. Current asset investments

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Listed investments	**229**	85	**101**	5
Short-term loans to subsidiary undertakings	**-**	-	**3,351**	3,965
Other short-term deposits and investments	**4,350**	2,472	**2,433**	1,655
Total current asset investments	**4,579**	2,557	**5,885**	5,625
Market value of listed investments	**244**	85	**101**	5

24. Loans and other borrowings

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	**1,928**	1,928	**1,928**	1,928
5.75% bonds 2028	**596**	596	**596**	596
3.5% indexed linked notes 2025	**258**	252	**258**	252
8.625% bonds 2020	**296**	296	**296**	296
7.75% notes 2016 (minimum 7.5%[a])	**690**	690	**690**	690
Euro 7.125% notes 2011 (minimum 6.875%[a])	**1,368**	1,385	**1,368**	1,385
US dollar 8.375% notes 2010 (minimum 8.125%[a])	**2,072**	2,073	**2,072**	2,073
US dollar 8.765% bonds 2009	**138**	141	**–**	–
Euro 11.875% senior notes 2009	**129**	134	**–**	–
US dollar 11.875% senior notes 2008	**124**	126	**–**	–
US dollar 12.5% senior deferred coupon notes 2007	**–**	138	**–**	–
US dollar 7% notes 2007	**605**	605	**605**	605
12.25% bonds 2006	**229**	229	**229**	229
7.375% notes 2006 (minimum 7.125%[a])	**397**	396	**397**	396
Euro 6.375% notes 2006 (minimum 6.125%[a])	**1,857**	1,855	**1,857**	1,855
US dollar 7.875% notes 2005 (minimum 7.624%[a])	**2,066**	2,140	**2,066**	2,140
US dollar 6.75% bonds 2004	**604**	604	**604**	604
Euro 5.875% notes 2004 (minimum 5.625%[a])	**1,085**	1,083	**1,085**	1,083
US dollar floating rate notes 2003[a]	**761**	761	**761**	761
12.25% bonds 2003	**180**	180	**180**	180
7.125% bonds 2003	**499**	499	**499**	499
Euro floating rate notes 2003[a]	**611**	619	**611**	619
US dollar 6.75% notes 2002	**830**	907	**830**	907
Total listed bonds, debentures and notes	**17,323**	17,637	**16,932**	17,098
Lease finance	**4**	270	**–**	–
Bank loans due 2001-2009 (average effective interest rate 9.8%)	**659**	637	**–**	–
Euro floating rate note 2000-2005	**–**	204	**–**	–
Floating rate note 2001-2009 (average effective interest rate 4.1%)	**126**	141	**126**	141
Other loans	**123**	268	**113**	115
Bank overdrafts and other short-term borrowings	**16**	1,041	**1,301**	2,522
Euro Medium Term Notes	**125**	7,219	**125**	7,219
Commercial paper	**64**	3,494	**64**	3,494
Loans from subsidiary undertakings	**–**	–	**26,682**	8,704
Total loans and other borrowings	**18,440**	30,911	**45,343**	39,293

[a]The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

24. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2002 are unsecured. Lease finance is repayable by instalments.

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Repayments fall due as follows:				
Within one year, or on demand	2,195	12,136	29,352	21,201
Between one and two years	2,408	1,933	2,407	1,906
Between two and three years	844	2,430	844	2,403
Between three and four years	4,152	869	4,152	844
Between four and five years	497	4,245	497	4,225
After five years	8,344	9,298	8,091	8,714
Total due for repayment after more than one year	16,245	18,775	15,991	18,092
Total loans and other borrowings	18,440	30,911	45,343	39,293

25. Other creditors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Trade creditors	2,396	3,287	2,024	2,139
Amounts owed to subsidiary undertakings	–	–	6,359	1,968
Amounts owed to parent undertaking	2	–	–	–
Amounts owed to joint ventures (trading)	529	504	407	469
Corporation taxes	336	625	81	122
Other taxation and social security	477	379	848	307
Other creditors	1,558	1,603	956	675
Accrued expenses	772	948	626	820
Deferred income	954	1,251	912	979
Dividends payable	173	–	173	–
Total other creditors	7,197	8,597	12,386	7,479

26. Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Group				
1 April 2001	24	335	94	453
Charged against profit for the year	90	361	14	465
Utilised in the year	(21)	(436)	(28)	(485)
Disposals of subsidiary undertakings	(8)	–	(10)	(18)
Transfer to prepayments (note 22)	–	(231)	–	(231)
Total provisions at 31 March 2002	85	29	70	184
Company				
1 April 2001	8	335	10	353
Charged against profit for the year	56	361	–	417
Utilised in the year	(4)	(436)	–	(440)
Transfer to prepayments (note 22)	–	(231)	–	(231)
Total provisions at 31 March 2002	60	29	10	99

[a] Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties.
[b] See note 31.
[c] Other provisions comprise amounts provided for legal or constructive obligations arising from insurance claims and litigation.

26. Provisions for liabilities and charges continued

Deferred taxation

FRS 19 has been implemented with effect from 1 April 2001. Under FRS 19 deferred tax is provided for in full on certain timing differences. BT plc does not discount the provision.

	Group £m	Company £m
Balance at 1 April 2001	**270**	**32**
Restatement of opening balance in accordance with FRS 19	**2,015**	**2,015**
Balance at 1 April 2001 as restated	**2,285**	**2,047**
Charged against profit for the year	**66**	**28**
Disposals of subsidiary undertakings	**(211)**	**-**
Total deferred tax provision at 31 March 2002	**2,140**	**2,075**

	Group		Company	
	2002 £m	As restated 2001 £m	**2002 £m**	As restated 2001 £m
Tax effect of timing differences due to:				
Excess capital allowances	**2,161**	2,454	**2,107**	2,229
Pension prepayment (provisions)	**69**	(102)	**67**	(102)
Other	**(90)**	(67)	**(99)**	(80)
Total provision for deferred taxation	**2,140**	2,285	**2,075**	2,047

27. Called up share capital

The authorised share capital of the company throughout the year ended 31 March 2002 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.

The allotted, called up and fully paid share capital of the company was £2,170 million at 31 March 2002 (2001 – £1,646 million), representing 8,681,325,008 ordinary shares (2001 – 6,585,228,408 ordinary shares).

Ordinary shares allotted during the year were as follows:

	Number	Nominal value £m	Consideration[a] £m
Savings related schemes[b]	113,013,880	28	152
BT Employee Share Ownership Scheme	7,036,833	2	32
Other share option schemes	395,214	–	1
Rights issue	1,975,580,052	494	5,928
Stock purchase plan	70,621	–	–
Totals for the year ended 31 March 2002	**2,096,096,600**	**524**	**6,113**

[a]Consideration excludes contributions from group undertakings as described in note 28(c) and 28(g).
[b]Includes shares held in trust in anticipation of a vesting under BT's share schemes (note 34).

28. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Group						
Balances at 31 March 1999	1,617	1,206	747	27	11,343	14,940
Adjustment for restatement of deferred tax provision	–	–	–	–	(1,895)	(1,895)
Balances at 1 April 1999, restated	1,617	1,206	747	27	9,448	13,045
Goodwill, previously written off to reserves, taken back to the profit and loss account[b]	–	–	–	–	6	6
Employee share option schemes – 38 million shares issued (note 34)	10	374	–	–	–	384
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(257)	(257)
Currency movements (including £10 million net losses in respect of foreign currency borrowings)[d]	–	–	–	–	(66)	(66)
Profit for the financial year (as restated)	–	–	–	–	1,995	1,995
Dividends	–	–	–	–	(1,426)	(1,426)
Unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	–	159	–	159
Balances at 31 March 2000	1,627	1,580	747	186	9,700	13,840
Employee share option schemes – 78 million shares issued (note 34)	19	615	–	–	–	634
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(359)	(359)
Currency movements (including £65 million net gain in respect of foreign currency borrowings)[d]	–	–	–	–	429	429
Loss for the financial year (as restated)	–	–	–	–	(1,870)	(1,870)
Dividends	–	–	–	–	(571)	(571)
Adjustment to unrealised gain on transfer of assets and group undertakings to a joint venture	–	–	–	(49)	–	(49)
Balances at 31 March 2001	1,646	2,195	747	137	7,329	12,054
Rights issue[f]	494	5,382	–	–	–	5,876
Shares issued to special purpose trust[g]	14	159	–	–	–	173
Goodwill, previously written off to reserves, taken back to the profit and loss account[b] (note 7)	–	–	–	–	68	68
Employee share option schemes – 64 million shares issued (note 34)	16	239	–	–	–	255
Movement relating to BT's employee share ownership trust[c]	–	–	–	–	(70)	(70)
Currency movements (including £36 million net gain in respect of foreign currency borrowings)[d]	–	–	–	–	(15)	(15)
Profit for the financial year	–	–	–	–	3	3
Dividends	–	–	–	–	(218)	(218)
Other movements	–	–	–	1	–	1
Balances at 31 March 2002	**2,170**	**7,975**	**747**	**138**	**7,097**	18,127

28. Reconciliation of movement in shareholders' funds continued

	Share capital £m	Share premium account[a] £m	Capital redemption reserve[a] £m	Profit and loss account £m	Total £m
Company					
Balances at 31 March 1999	1,617	1,206	747	12,174	15,744
Adjustment for restatement of deferred tax provision	–	–	–	(1,895)	(1,895)
Balances at 1 April 1999, restated	1,617	1,206	747	10,279	13,849
Employee share option schemes – 38 million shares issued (note 34)	10	374	–	–	384
Movement relating to BT's employee share ownership trust[c]	–	–	–	(252)	(252)
Currency movements	–	–	–	(8)	(8)
Profit for the financial year (as restated)[e]	–	–	–	2,004	2,004
Dividends	–	–	–	(1,426)	(1,426)
Balances at 31 March 2000	1,627	1,580	747	10,597	14,551
Employee share option schemes – 78 million shares issued (note 34)	19	615	–	–	634
Movement relating to BT's employee share ownership trust[c]	–	–	–	(263)	(263)
Currency movements	–	–	–	71	71
Loss for the financial year (as restated)[e]	–	–	–	(2,116)	(2,116)
Dividends	–	–	–	(571)	(571)
Balances at 31 March 2001	1,646	2,195	747	7,718	12,306
Rights issue[f]	494	5,382	–	–	5,876
Shares issued to special purpose trust[g]	14	159	–	–	173
Employee share option schemes – 64 million shares issued (note 34)	16	239	–	–	255
Movement relating to BT's employee share ownership trust[c]	–	–	–	(70)	(70)
Unrealised gain on start up of joint ventures	–	–	5	–	5
Currency movements	–	–	–	(158)	(158)
Loss for the financial year[e]	–	–	–	(159)	(159)
Dividends	–	–	–	(218)	(218)
Balances at 31 March 2002	**2,170**	**7,975**	**752**	**7,113**	**18,010**

[a]The share premium account, representing the premium on allotment of shares, the capital redemption reserve and £115 million of the other reserves are not available for distribution.

[b]Aggregate goodwill at 31 March 2002 in respect of acquisitions completed prior to 1 April 1998 of £1,254 million (2001 – £1,383 million, 2000 – £1,383 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[c]During the year ended 31 March 2002 the company issued shares at a market value of £154 million (2001 – £400 million) in respect of the exercise of options awarded under its principal savings-related share option scheme. Employees paid £84 million (2001 – £145 million) to the group for the issue of these shares and the balance of £70 million (2001 – £255 million) comprised contributions to the qualifying employee share ownership trust from group undertakings. The movement relating to BT's Employee Share Ownership Trust in 2001 included the write down of shares held in trust.

[d]The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2002, was £217 million (2001 – £278 million increase, 2000 – £151 million decrease).

[e]The loss for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £159 million (2001 – £2,116 million loss, 2000 – £2,004 million profit). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[f]The group's rights issue closed on 15 June 2001, a total of 1,976 million ordinary shares of 25p each was issued at 300p per share in a 3 for 10 rights issue. Of the total of £5,876 million raised, net of £52 million expenses, £494 million was credited to share capital and £5,382 million to the share premium account.

[g]In connection with outstanding share options at the date of demerger, 57 million BT plc ordinary shares were issued on 14 November 2001 to a special purpose trust. Of the consideration of £173 million, £159 million was credited to the share premium account of BT plc.

29. Related party transactions

The Company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate controlling entity. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company, BT Group plc.

Copies of the ultimate holding company's financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the Company is exempt under the terms of Financial Reporting Standard No. 8 from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control in 2002.

Under the terms of the demerger, BT and mmO2 have, through arm's length negotiations, entered into a number of agreements to define the continuing relationships between the groups. These agreements include trading agreements (for IT, telecommunication, network, field operation and maintenance services, PMP (Point to Multi-Point) Frequency Usage Agreement and Side Letters and technical services) and shared services agreements (for administrative services, site sharing and occupancy licences).

Since the demerger, BT has charged £235 million and received charges of £245 million from mmO2 in respect of services described above. As at 31 March 2002, BT owed £89 million to and was owed £126 million by mmO2.

30. *Financial commitments, contingent liabilities and subsequent events*

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Contracts placed for capital expenditure not provided in the accounts	**740**	1,231	**680**	948
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:				
Within one year	**13**	7	**2**	3
Between one and five years	**11**	32	**8**	23
After five years	**314**	110	**291**	82
Total payable within one year	**338**	149	**301**	108

Future minimum operating lease payments for the group at 31 March 2002 were as follows:

	2002 £m
Payable in the year ending 31 March:	
2003	**338**
2004	**342**
2005	**346**
2006	**352**
2007	**355**
Thereafter	**9,923**
Total future minimum operating lease payments	**11,656**

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2002, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with mmO2 on 19 November 2001, amounting to US$91 million (£64 million) as at 31 March 2002. mmO2 plc has given BT a counterindemnity for these guarantees.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Subsequent events

On 1 April 2002, the Concert global joint venture was unwound with the businesses, customer accounts and networks being returned to the two parent companies, with BT and AT&T each taking ownership of substantially those parts of Concert originally contributed by them. Some 2,300 people have joined BT on completion. The working capital and other liabilities of Concert on completion were divided equally between BT and AT&T, with the exception that BT receives an additional US$400 million reflecting the allocation of the businesses. Of this, US$50 million was received before 31 March 2002. US$161 million has subsequently been received and the balance is expected to be received in Autumn

30. Financial commitments, contingent liabilities and subsequent events continued
2002. On completion BT ceased to have any interest in AT&T Canada, and was released from its future expenditure commitment associated with AT&T Canada.

The profit and loss account reflects a charge of £253 million for the estimated Concert unwind costs.

31. Pension costs
The total pensions cost of the group expensed within staff costs was £361 million (2001 – £326 million, 2000 – £167 million), of which £327 million (2001 – £315 million, 2000 – £159 million) related to the group's main defined benefit pension scheme, the BT Pension Scheme (BTPS). The increase in the year ended 31 March 2002 was mainly attributable to the reduced amortisation of the combined pension fund position and pension provision, as the provision became a prepayment in the year. The significant increase in cost in the year ended 31 March 2001 was mainly attributable to the 31 December 1999 actuarial valuation forming the basis of the charge, the general trend towards longer life expectancy and a smaller amortisation of the combined pension fund position and pension provision held in the group balance sheet.

The pension cost applicable to defined contribution schemes in the year ended 31 March 2002 was £5 million and there were no outstanding contributions to the schemes at 31 March 2002.

BT Pension Scheme
The pension costs for the years ended 31 March 2002 and 2001 were based on the valuation of the BTPS at 31 December 1999. The pension cost for the year ended 31 March 2000 was based on the valuation of the BTPS at 31 December 1996. The valuations were carried out for the scheme trustees by professionally qualified independent actuaries, using the projected unit method. The valuations were determined using the following long-term assumptions:

	Rates (per annum)	
	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values	**5.45**	7.95
(after allowing for a real increase in dividends of)	**1.00**	0.75
Return on future investments	**7.12**	8.42
Average increase in retail price index	**3.00**	4.00
Average future increases in wages and salaries	**4.80**	5.82
Average increase in pensions	**3.00**	3.75-4.00

At 31 December 1999, the assets of the BTPS had a market value of £29,692 million and, taking account of the special contribution by the company in March 2000, were sufficient to cover 96.8% of the benefits that had accrued to members by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees taking early retirement under release schemes since that date. This cost, which amounted to £173 million in the year ended 31 March 2002 (2001 – £429 million), will be taken into account in the next actuarial valuation due to be undertaken at 31 December 2002. The costs for the financial year ended 31 March 2000 (£140 million) were taken into account in the 31 December 1999 valuation.

For the purpose of determining the group's pension expenses in the years ended 31 March 2002 and 2001, the same assumptions were used as set out above for the December 1999 valuation, with the exception that, over the long term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be 5.6% per annum (allowing for real equity dividend growth of 1.25% per annum).

In the year ended 31 March 2002, the group made regular contributions of £303 million (2001 – £308 million, 2000 – £253 million) and additional special and deficiency contributions of £600 million (2001 – £300 million, 2000 – £230 million). The group will continue to make employer's contributions at a rate of 11.6% of pensionable pay in the year ending 31 March 2003 and an annual deficiency payment of £200 million. It will also pay a special contribution in the year ended 31 March 2003 which is expected to amount to approximately £130 million in respect of redundancies and early leavers in the year ended 31 December 2001.

The BTPS was closed to new entrants on 31 March 2001. The age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, will increase as the members of the scheme approach retirement.

Certain activities of the BTPS are carried out at the company's pension centre, all costs of which are borne by the company. These costs have not been apportioned for accounting purposes between those attributable to the BTPS and those attributable to the company because functions maintained for both entities cannot be meaningfully divided between them. The company occupies seven properties owned by the scheme on which an annual rental of £3 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked

31. Pension costs continued

securities, deposits and short-term investments. At 31 March 2002, the UK equities included 55 million (2001 – 51 million) ordinary shares of the company with a market value of £154 million (2001 – £258 million).

Following a High Court judgement made in October 1999, the BTPS is liable to pay additional benefits to certain former employees of the group who left on voluntary redundancy terms. These were former employees, in managerial grades, who had joined the group's business prior to 1 December 1971. The value of the additional benefits at 31 March 2002 is estimated at £200 million, and was reflected in the actuarial valuation as at 31 December 1999.

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. FRS 17, the new UK accounting standard on retirement benefits, is not mandatory for the group until the year ending 31 March 2004. The transitional disclosures required by this standard on the group's pension liabilities and scheme assets at 31 March 2002 follow.

The financial assumptions used to calculated the BTPS scheme liabilities under FRS 17 are:

	Rates (per annum) %
Average future increases in wages and salaries	4.0
Average increase in pensions in payment and deferred pensions	2.5
Rate used to discount scheme liabilities	6.0
Inflation – average increase in retail price index	2.5

The expected rate of return and fair values of the assets of the BTPS at 31 March 2002 were:

	Expected long-term rate of return (per annum) %	Fair value £b
UK equities	8.0	11.1
Non-UK equities	8.0	8.1
Fixed-interest securities	5.6	3.0
Index-linked securities	4.8	1.9
Property	7.0	2.8
[Other	4.5	0.2
Total		27.1

The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2002 were:

	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	27,100	28,900	1,800
Unfunded liabilities	–	30	30
Total			1,830
Deferred tax			(549)
Net pension liability			**1,281**

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2002 would be as follows:

	£m
Net assets	
Net assets excluding net pension liability	17,925
Net pension liability	(1,281)
Net assets including net pension liability	**16,644**
Profit and loss reserve	
Profit and loss reserve excluding net pension liability	6,895
Net pension liability	(1,281)
Profit and loss reserve including net pension liability	**5,614**

32. Directors' emoluments and pensions

For the year to 31 March 2002 the aggregate emoluments of the directors was £3,315,000 (2001 – £3,805,000). Aggregate deferred bonuses of £152,000 (2001 – £531,000) were awarded, payable in shares in three years time.

Retirement benefits were accruing to four directors (2001 – five) under defined benefit pensions schemes and two (2001 – nil) under defined contribution arrangements. In the year the company made pension contributions to defined contribution arrangements of £5,565 (2001 – £nil).

One past director received a pension during the year of £355,535 (2001 – £344,177).

During the year three directors or former directors (2001 – nil) exercised options under one or more of the BT Group share options plans. Six directors (2001 – five) received or are entitled to receive shares under BT long term incentive plans.

Compensation receivable by past directors for loss of office was £1,976,000 (2001 – £933,000) including the cost of enhanced pension benefits of £512,000 (2001 – £200,000).

The emoluments of the highest paid director were £1,310,000 (2001 – £1,311,000). His accrued pension was £321,000 (2001 – £235,000). During the year he exercised options over 6,460 (adjusted to 7,194 shares as a result of the rights issue) British Telecommunications plc shares (2001 – nil). He is entitled to receive 1,529,133 shares under BT long term incentive plans (2001 – 772,227).

Included in the aggregate emoluments above are those of Ben Verwaayen, also a director of the ultimate holding company, BT Group plc. The directors do not believe that it is practicable to apportion the amount of total emoluments received by him between his services as a director of the company and his services as a director of BT Group plc.

33. People employed

	2002		2001		2000	
	Year end '000	**Average '000**	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	**100.1**	**104.9**	106.4	109.7	115.9	114.6
Non-UK	**8.5**	**9.7**	10.4	8.6	4.9	6.0
Total continuing activities	**108.6**	**114.6**	116.8	118.3	120.8	120.6
UK	**–**	**5.8**	11.5	10.6	10.1	9.2
Non-UK	**–**	**4.4**	8.7	4.5	5.9	2.3
Total discontinued activities	**–**	**10.2**	20.2	15.1	16.0	11.5
Total employees	**108.6**	**124.8**	137.0	133.4	136.8	132.1

34. Employee share schemes

The company has a share ownership scheme used for employee share allocations (profit sharing), savings-related share option schemes for its employees and those of participating subsidiaries, further share option schemes for selected group employees and an employee stock purchase plan for employees in the United States. It also has several share plans for executives.

Share option schemes

The major share option scheme, the BT Employee Sharesave Scheme, is savings related and the share options are normally exercisable on completion of a three- or five-year Save As You Earn contract. A similar savings related scheme exists for group employees based outside the UK. Following BT's rights issue in 2001, the option prices under these schemes were reduced and the number of shares under option was increased, by a factor of approximately 11.3%. The table below sets out the adjusted figures.

Following the scheme of arrangement and demerger of mmO2 in November 2001, all options under the savings related schemes became exercisable for a period of six months. On expiry of this period, these options lapsed to the extent to which they have not been exercised. Shortly before the scheme of arrangement, 56,580,000 shares were allotted to a special purpose trust to satisfy options which were likely to be exercised during that period.

Participants in the BT Share Option Scheme, the BT US Stock Option Plan, the BT Worldwide Share Option Scheme and the BT Global Share Option Scheme (the "Executive Option Plans") were given the opportunity, (i) conditionally on the scheme of arrangement being sanctioned by the Court, to release their options over BT shares in consideration for the grant of options in their employer's new holding company (BT Group plc or mmO2 plc); or (ii) if their options were already exercisable, to exercise their options over ordinary shares irrespective of whether the scheme of arrangement was sanctioned by the Court; or (iii) if their options were not already exercisable, conditionally on the Scheme being sanctioned by the Court, to exercise their options immediately following that time but prior to the reduction of BT Group's share capital.

34. Employee share schemes continued

To the extent that they had not already been exercised, options lapsed on 16 November 2001, the effective date of the scheme of arrangement.

On 17 December 2001, 24 million replacement unapproved options over BT Group shares were granted to all participants who had released their options under the BT Group Legacy Option Plan. The value of the replacement options was determined by averaging the combined prices of BT Group plc and mmO2 plc shares over the 20 days following the demerger on 19 November 2001 (shareholders received one share in mmO2 plc and one share in BT Group plc for each share they previously held in BT). This resulted in a factor of 1.3198 being applied to the former option over BT shares in order to give the number of BT Group shares under the new option. The option prices of the original options were also adjusted to take account of the different number of shares under option.

Options outstanding under BT plc share option schemes at 31 March 2002 and 2001, together with their exercise prices and dates, were as follows:

		Number of ordinary shares	
Normal dates of exercise	Option price per share (adjusted)	**2002 millions (adjusted)**	2001 millions
Savings-related schemes			
2001	240p	**–**	58
2001	523p	**–**	3
2002	322p	**26**	44
2002	852p	**2**	3
2003	465p	**30**	35
2003	734p	**3**	5
2004	757p	**13**	23
2005	653p	**18**	32
Total		**92**	203
Executive option plans			
1993-2009	231p–727p	**–**	5
2001-2010	602p	**–**	2
2002-2011	602p	**–**	3
2003-2011	602p	**–**	3
Total		**92**	216

Under the BT Employee Sharesave Scheme, 203 million options were outstanding as at 31 March 2001. During the year, the rights issue adjustment increased the options outstanding by 21 million. Also, 82 million options were exercised and 50 million options lapsed. The outstanding balance under the BT Employee Sharesave Scheme as at 31 March 2002 was 92 million shares.

During the year ended 31 March 2002, BT Group granted options over 186 million shares (2001 – 49 million, 2000 – 34 million) of which 160 million were under the employee sharesave schemes and 24 million were under the BT Group Legacy Option Plan. Options over 2 million shares were granted under the BT Group Global Share Option Plan in February 2002. Full details of the continuing operations of the plans are disclosed in the accounts of BT Group plc, which are publicly available.

At the demerger, BT's share option plans ceased to operate and were replaced by similar BT Group Employee Sharesave schemes and the BT Group Global Share Option Plan.

35. Auditors

The auditors' remuneration for the year ended 31 March 2002 for the group was £2,651,000 (2001 – £3,639,000, 2000 – £2,650,000).

The following fees were paid or are payable to the company's auditors, PricewaterhouseCoopers, in the UK for the years ended 31 March 2002, 31 March 2001 and 31 March 2000:

	2002 £000	2001 £000	2000 £000
Audit of BT plc's statutory accounts	**1,238**	1,261	1,229
Audits of UK subsidiary undertakings' statutory accounts	**367**	839	834
Other services in the UK	**22,683**	16,223	12,745
Audit and other services outside the UK	**2,540**	3,025	6,382
Total	**26,828**	21,348	21,190

36. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and, short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies and significant new long-term debt was taken on in the year ended 31 March 2001. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by external substantial fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

During the year ended 31 March 2002, net debt was reduced from £27.9 billion to £13.7 billion mainly by the group's rights issue, its sales of its Yell business, its Japanese and Spanish interests, and the property sale and leaseback transaction.

The proceeds of the rights issue and sale of assets have been applied mainly in reducing short-term borrowings. The group has repaid substantially all its medium-term notes and commercial paper in the year. As a result of the demerger of the mmO2 business including its European operations, the group has swapped an additional €7 billion into floating rate sterling debt. This, in conjunction with the novation of £1 billion fixed rate swaps to Telereal for the property transaction, has enabled the group to maintain its fixed:floating ratio at 88:12.

During the year ended 31 March 2001, net debt increased from £8.7 billion to £27.9 billion mainly as a result of the group making acquisitions of businesses and third-generation mobile licences. This increase in debt was funded primarily by the issuance of long-term debt together with use of the group's medium-term note programme. As a result of this, together with the group's interest rate swap activity, the borrowing profile changed during that year from one mainly at floating rates to one with a fixed:floating rate ratio of approximately 70:30. This change was in line with the group's intention to limit the group's exposure to interest rate increases given the substantial size of the group's debt portfolio at the time. During the second quarter of the year ended 31 March 2001, it was not practical for the group to issue longer-term debt in the global capital markets. The group therefore pre-hedged its desired fixed rate profile by transacting £9.3 billion of interest rate swaps with maturities ranging from five to 30 years at a weighted average fixed interest payable rate of 6.2%.

During the year ended 31 March 2000, net debt increased from £953 million to £8,700 million primarily as a result of the group making acquisitions of businesses and interests in joint ventures and associates. This increase in debt was primarily funded under the group's commercial paper programmes. As a result, the group's borrowing profile changed during that year from one at fixed rates to one mainly at floating rates.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2002 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2002, the group had outstanding interest rate swap agreements having a total notional principal amount of £7,870 million (2001 – £9,574 million).

36. Financial instruments and risk management continued

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars, the euro and the yen). The remaining terms of the currency swaps are up to 30 years and the terms of currency forward exchange contracts are typically less than one year. The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2002, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £16,670 million (2001 – £25,325 million).

The fair values of forward foreign currency contracts at 31 March 2002 were £864 million (2001 – £4,388 million) for purchases of currency and £1,582 million (2001 – £601 million) for sales of currency. These fair values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2002, the group had deferred unrealised gains of £1 million (2001 – £13 million) and losses of £13 million (2001 – £34 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net gains of £20 million (2001 – £25 million). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

(c) Concentrations of credit risk and credit exposures of financial instruments

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increases BT's interest charge by approximately £32 million per annum. BT's current rating from S&P is A minus. Based upon the total amount of debt of £12.8 billion outstanding on these instruments at 31 March 2002, BT's interest charge would increase by approximately £65 million per annum if the group's credit rating was to fall further by one credit rating category by both agencies below its current long-term debt rating of Baa1/A minus.

(d) Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2002 and 2001. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

36. Financial instruments and risk management continued

	Carrying amount 2002 £m	Carrying amount 2001 £m	Fair value 2002 £m	Fair value 2001 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	**158**	412	**158**	412
Short-term investments[a]	**4,588**	2,557	**4,603**	2,562
Fixed asset investments[b]	**373**	1,453	**450**	1,416
Liabilities				
Short-term borrowings[c]	**78**	10,220	**78**	10,219
Long-term borrowings, excluding finance leases[d]	**18,750**	20,592	**19,774**	20,852
Derivatives relating to investments and borrowings (net)[e]:				
Assets	**427**	259	**–**	–
Liabilities	**–**	–	**234**	370
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Assets	**–**	–	**–**	–
Liabilities	**–**	–	**12**	21

[a] The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.
[b] The fair value of loans to joint ventures approximated to carrying value due to loans bearing commercial rates of interest. The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.
[c] The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.
[d] The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.
[e] *The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using* appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

The following information is provided in accordance with the requirements of FRS 13 – "Derivatives and other financial instruments: disclosures". Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2002			2001		
Currency:	**Fixed rate financial liabilities £m**	**Floating rate financial liabilities £m**	**Total £m**	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Total £m
Sterling	**11,809**	**5,729**	**17,538**	13,501	10,528	24,029
US dollar	**118**	**–**	**118**	806	145	951
Euro	**173**	**611**	**784**	4,759	664	5,423
Yen	**–**	**–**	**–**	508	–	508
Total	**12,100**	**6,340**	**18,440**	19,574	11,337	30,911

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

	2002		2001	
Currency:	**Weighted average interest rate %**	**Weighted average period for which rate is fixed Years**	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	**8.5**	**12**	7.5	16
US dollar	**8.0**	**7**	8.5	7
Euro	**6.7**	**8**	6.3	6
Yen	**–**	**–**	1.2	4
Total	**8.5**	**12**	7.1	13

36. Financial instruments and risk management continued

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR. The financial liabilities on which no interest is paid are due to mature within one year of the balance sheet date.

The maturity profile of financial liabilities is as given in note 24.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

	2002				2001			
Currency:	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m	Fixed rate financial assets £m	Floating rate financial assets £m	Financial assets on which no interest is paid £m	Total £m
Sterling	13	4,724	255	4,992	56	2,979	72	3,107
US dollar	–	–	4	4	–	293	371	664
Euro	–	–	79	79	19	315	87	421
Other	–	–	35	35	–	27	203	230
Total	13	4,724	373	5,110	75	3,614	733	4,422

The sterling fixed rate financial assets yield interest at a weighted average of 4.3% (2001 – 6.3%) for a weighted average period of 39 months (2001 – 30 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

	2002					2001				
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	1	(1)	–	–	–	3	3	2	8
Euro	27	(42)	–	8	(7)	1	(21)	–	(5)	(25)
Other	–	–	–	–	–	–	2	–	–	2
Total	27	(41)	(1)	8	(7)	1	(16)	3	(3)	(15)

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2002, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading	2002 £m	2001 £m
Net gain included in profit and loss account	50	62
Fair value of financial assets held for trading at 31 March	1,510	530

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2002 did not differ materially from the year end position.

36. Financial instruments and risk management continued

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2002 and 31 March 2001 are as follows:

	2002		2001	
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	**27**	**7**	35	31
unrecognised at the balance sheet date	**99**	**772**	323	973
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	**71**	**73**	106	36
expected to be recognised in the following year:				
unrecognised at balance sheet date	**22**	**61**	73	96
carried forward in the year end balance sheet pending, recognition in the profit and loss account[a]	**16**	**27**	27	7

[a]Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Average effective interest rates

The interest basis of interest rate swap agreements used, the notional amounts, their average maturities and weighted average interest rates are shown below:

	Average maturity	Notional amount £m	Average interest receivable rate %	Average interest payable rate %
Pay fixed interest and receive variable interest	Over 5 years	7,120	6.5	4.2
Pay variable interest and receive fixed interest	Under 5 years	750	5.5	6.4

The rates of the variable rate portion of the swaps are based on quoted rates. In calculating the average variable rates, the latest rates agreed with the counterparty on each swap have been used. Changes in interest rates will affect the variable rate information disclosed above.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2002 totalled approximately £2,100 million (2001 – £16,750 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

United States Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

I Differences between United Kingdom and United States Generally Accepted Accounting Principles

The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a) Sale and leaseback of properties

Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as "financing" and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b) Pension costs

Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24, costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c) Accounting for redundancies

Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees.

(d) Capitalisation of interest

Under UK GAAP, the group does not capitalise interest in its financial statements. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. This included capitalisation of interest incurred on funding the 3G licences up to the date of the demerger. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2002 under US GAAP, gross capitalised interest of £330 million (2001 – £692 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of three to 25 years.

(e) Goodwill

Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. Under US GAAP, such goodwill is held as an intangible asset in the balance sheet and amortised over its useful life and only the unamortised portion is included in the gain or loss recognised at the time of divestment. Gross goodwill under US GAAP at 31 March 2002 of £675 million (2001 – £10,309 million) was subject to amortisation over periods of three to 20 years. The value of goodwill is reviewed annually and the net asset value is written down if a permanent diminution in value has occurred. When impairment indicators exist, goodwill impairment is measured by discounting future projected cashflows or using quoted market prices if available.

(f) Mobile cellular telephone licences, software and other intangible assets

Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives.

(g) Financial instruments

Under UK GAAP, investments are held on the balance sheet at historical cost, and own shares held in trust for share schemes are recorded in fixed asset investments. Gains and losses on instruments used for hedges are not recognised

I Differences between United Kingdom and United States Generally Accepted Accounting Principles continued
until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively. Certain derivative financial instruments which qualify as hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP.

These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in profit and loss. Own shares held in trust are treated as a reduction to shareholders' equity until they are reissued to employees. The reassessment and purchase of derivatives in the year ended 31 March 2002 gave rise to an adjustment increasing net income by £20 million (2001 – reduction £93 million). The net unrealised holding gain on available-for-sale securities for the year ended 31 March 2002 was £271 million (2001 – £8 million, 2000 – £311 million).

SFAS 133 became effective for BT on 1 April 2001, and a transitional adjustment on adoption of £46 million net of tax has been recorded in shareholders' equity.

(h) Deferred gain
Under UK GAAP, assets contributed to a joint venture by the group's partners are measured at their net replacement cost. Any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture, including certain accrued start up costs, is immediately reflected by adjusting the group's investment in the joint venture and recording a deferred difference in shareholders' equity. Under US GAAP, the assets contributed by all joint venture partners are carried at their historical net book value and any difference between the group's share of the joint venture's resulting net assets and the net book value of assets contributed by the group to the joint venture is amortised over the life of the items giving rise to the difference.

(i) Employee share plans
Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

Under UK GAAP, shares held by employee share ownership trusts are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, those shares not fully vested are regarded as treasury stock and recorded at cost as a deduction from shareholders' equity.

(j) Investments in associates
Under UK GAAP, the group records the share of operating profit and loss of ventures based upon the total interest in the venture based upon the consolidation structure. The group records the equity in the operations of the venture on the basis of its consolidated results excluding the holdings of any of the group's other ventures for the purpose of determining the economic interest. The share of the operations of the ventures is reduced to the economic interest through an increase to minority interests at the group level. Under US GAAP, the share of the operating results of the venture is recorded at the amount of the group's economic interest.

(k) Deferred taxation
Following the introduction of FRS 19, under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis.

(l) Dividends
Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(m) Impairment
Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows.

I Differences between United Kingdom and United States Generally Accepted Accounting Principles continued

(n) Discontinued operations

Under UK GAAP, the disposal of certain lines of business and joint ventures and associates are shown as discontinued activities. Under US GAAP, only the disposals of lines of business under Accounting Principles Board (APB) Opinion No. 30 would be reported as discontinued operations.

(o) Directories in progress

Under UK GAAP, the cost of classified advertising directories in progress deferred in stock represents direct fixed and variable costs as well as directly attributable overhead costs. Under US GAAP, the deferred costs associated with directories in progress comprise only the incremental direct costs associated with selling and creating the directories. Directories in progress acquired in a business purchase are valued at replacement value under UK GAAP and at retail value under US GAAP. Under UK GAAP, this difference is included in goodwill.

(p) Disposals of businesses

There are timing differences between UK and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

(q) Sale of investments and group undertakings

In November 2001, the group sold its mmO2 business to mmO2 plc for £18,489 million. Under UK GAAP, the transaction was recorded as a sale and BT recognised a loss on the sale in the amount of £992 million. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group's parent at the time of the transaction.

II Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income Years ended 31 March	**2002** **£m**	2001 £m	2000 £m
Net income (loss) applicable to shareholders under UK GAAP	**3**	(1,870)	1,995
Re-statement for deferred tax under FRS 19	**-**	60	60
Net income (loss) applicable to shareholders under UK GAAP as previously reported	**3**	(1,810)	2,055
Adjustment for:			
Sale and leaseback of properties	**(1,178)**	-	-
Loss on sale of group undertakings	**992**	-	-
Pension costs	**(106)**	(42)	(209)
Redundancy charges	**(140)**	(453)	(300)
Capitalisation of interest, net of related depreciation	**398**	348	(14)
Goodwill amortisation	**(34)**	(55)	(64)
Mobile licences, software and other intangible asset capitalisation and amortisation, net	**(32)**	(32)	(33)
Financial instruments	**23**	(133)	(129)
Deferred gain	**313**	(71)	(19)
Impairment	**192**	-	-
Employee share plans	**(8)**	(38)	-
Deferred taxation	**(1,409)**	11	106
Directories in progress	**-**	(82)	-
Disposals of businesses	**254**	-	-
Net income (loss) as adjusted for US GAAP	**(732)**	(2,357)	1,393

The adjustments to net income relating to discontinued operations are £282 million (2001 – £276 million, 2000 – £18 million loss).

II Net income and shareholders' equity reconciliation statements continued

Shareholders' equity At 31 March	2002 £m	2001 £m
Shareholders' equity under UK GAAP	**18,127**	12,054
Restatement for deferred tax under FRS 19	**-**	2,015
Shareholders' equity under UK GAAP as previously reported	**18,127**	14,069
Adjustment for:		
Sale and leaseback of properties	**(1,178)**	-
Sale of investments and group undertakings	**(18,489)**	-
Pension costs	**(3,003)**	(2,755)
Redundancy costs	**-**	(25)
Capitalisation of interest, net of related depreciation	**250**	620
Goodwill, net of accumulated amortisation	**141**	122
Mobile licences, software and other intangible asset capitalisation and amortisation	**482**	521
Financial instruments	**(592)**	(620)
Deferred gain	**-**	(323)
Impairment	**192**	-
Deferred taxation	**(474)**	(1,296)
Directories in progress	**-**	(82)
Disposals of businesses	**120**	-
Dividend declared after the financial year end	**173**	-
Shareholders' equity as adjusted for US GAAP	**(4,251)**	10,231

III Minority interests

Under US GAAP, the income to minority interests would have been reduced by £26 million (2001 – income reduced by £122 million, 2000 – loss increased by £10 million) after adjusting for goodwill amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been £26 million higher (2001 - £32 million higher) after adjusting for financial instruments.

IV Accounting for share options

Under UK GAAP, the company does not recognise compensation expense for the fair value, at the date of grant, of share options granted under the employee share option schemes. Under US GAAP, the company adopted the disclosure-only option in SFAS No. 123 "Accounting for Stock-Based Compensation". Accordingly, the company accounts for share options in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees", under which no compensation expense is recognised. Had the group expensed compensation cost for options granted in accordance with SFAS No. 123, the group's pro forma net income (loss), under US GAAP would have been £(1,784) million loss (2001 – £(2,419) million loss, 2000 – £1,347 million profit), respectively. The SFAS No. 123 method of accounting does not apply to share options granted before 1 January 1995, and accordingly, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

V Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, would be included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, would be included in investing activities under US GAAP. Dividends paid would be included within financing activities under US GAAP.

V Consolidated statements of cash flows continued

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2002 £m	2001 £m	2000 £m
Net cash provided by operating activities	**1,455**	5,515	4,003
Net cash used in investing activities	**3,049**	(22,785)	(9,104)
Net cash provided by (used in) financing activities	**(5,611)**	18,311	4,697
Net increase (decrease) in cash and cash equivalents	**(1,107)**	1,041	(404)
Effect of exchange rate changes on cash	**(50)**	(15)	(1)
Cash and cash equivalents under US GAAP at beginning of year	**2,281**	1,255	1,660
Cash and cash equivalents under US GAAP at end of year	**1,124**	2,281	1,255
Short-term investments with original maturities of less than three months	**(966)**	(1,869)	(1,002)
Cash at bank and in hand under UK GAAP at end of year	**158**	412	253

VI Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2002, the group held trading investments (as defined by US GAAP) at a carrying amount of £1,245 million (2001 – £390 million) with fair values totalling £1,260 million (2001 – £394 million). Held-to-maturity securities at 31 March 2001 and 2002 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments	2,370	2,370
Total at 31 March 2002	**2,370**	**2,370**
UK Government securities and other UK listed investments	8	8
Commercial paper, medium-term notes and other investments	30	30
Total at 31 March 2001	38	38

The contractual maturities of the held-to-maturity debt securities at 31 March 2002 were as follows:

	Cost £m	Fair value £m
Maturing on or before 31 March 2003	2,370	2,370
Total at 31 March 2002	**2,370**	**2,370**

VII Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 6.5% (2001 – 6.25%, 2000 – 6.5%). The components of the pension cost for the main pension scheme comprised:

	2002 £m	2001 £m	2000 £m
Service cost	**564**	580	498
Interest cost	**1,739**	1,673	1,459
Expected return on scheme assets	**(1,863)**	(1,850)	(1,600)
Amortisation of prior service costs	**24**	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	**52**	52	52
Recognised gains	**(67)**	(133)	(65)
Additional cost of termination benefits	**140**	349	263
Pension cost for the year under US GAAP	**589**	695	631

The information required to be disclosed in accordance with SFAS No. 132 concerning the funded status of the main scheme at 31 March 2001 and 31 March 2002, based on the valuations at 1 January 2001 and 1 January 2002, respectively, is given below.

Changes in benefit obligation	2002 £m	2001 £m
Benefit obligation at the beginning of the year	**31,184**	31,024
Service cost	**564**	580
Interest cost	**1,739**	1,673
Employees' contributions	**180**	183
Additional cost of termination benefits	**140**	349
Actuarial movement	**(3,428)**	(1,342)
Other changes	**27**	31
Benefits paid or payable	**(1,309)**	(1,314)
Benefit obligation at the end of the year	**29,097**	31,184

Changes in scheme assets	2002 £m	2001 £m
Fair value of scheme assets at the beginning of the year	**29,031**	29,876
Actual return on scheme assets	**(2,355)**	(350)
Employers' contributions[a]	**1,023**	605
Employees' contributions	**180**	183
Other changes	**27**	31
Benefits paid or payable	**(1,309)**	(1,314)
Fair value of scheme assets at the end of the year	**26,597**	29,031

Funded status under US GAAP	2002 £m	2001 £m
Projected benefit obligation in excess of scheme assets	**(2,500)**	(2,153)
Unrecognised net obligation at date of initial application of SFAS No. 87[b]	**54**	106
Unrecognised prior service costs[c]	**127**	151
Other unrecognised net actuarial gains	**(324)**	(1,181)
Accrued pension costs under US GAAP	**(2,643)**	(3,077)

[a] The employers' contributions for the year ended 31 March 2002 includes special contributions of £300 million paid on 21 November 2001 and £300 million paid on 4 December 2001 (2001 – £200 million paid on 21 December 2000 and £100 million paid on 30 March 2001).
[b] The unrecognised net obligation at the date of initial application is being amortised over 15 years from 1 April 1988.
[c] Unrecognised prior service costs on scheme benefit improvements, are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

VII Pension costs continued

The benefit obligation for the main pension scheme was determined using the following assumptions at 1 January 2001 and 1 January 2002:

	2002 per annum %	2001 per annum %
Discount rate	**6.0**	5.7
Rate of future pay increases	**4.0**	4.8
Rate of future pension increases	**2.5**	3.0

The accumulated benefit obligation at 31 March 2002 was £27,127 million (2001 – £28,694 million).

Subsidiary undertakings, joint ventures and associates

BT plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2002, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT (Hong Kong) Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Ignite GmbH & Co OHG[d]	Communication related services and products provider	100% ordinary	Germany
BT Ignite Nederland BV[d]	Communication related services and products provider	100% ordinary	Netherlands
BT North America Inc[d]	Communication related services and products provider	100% common	USA
BT Property Limited[d]	Property holding company	100% ordinary	UK
BT Subsea Cables Limited[d]	Cable maintenance and repair	100% ordinary	UK
BT Ignite Espana SAU[de]	Communication related services and products provider	100% ordinary	Spain
BT (Worldwide) Limited[d]	International telecommunication network systems provider	100% ordinary	International
Esat Group Limited[d]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Syntegra Groep BV[d]	Systems integration and application development	100% common	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a]The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group.
[b]The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.
[c]All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc, which are incorporated in the Netherlands and USA, respectively.
[d]Held through intermediate holding company.
[e]Formerly BT Telecomunicaciones SA.

b = billions m = millions	Activity	Share capital Issued[a]	 Percentage owned	Country of operations[b]
Joint Ventures				
Albacom SpA	Communication related services and products provider	€342m	45.5%[c]	Italy
Blu SpA	Mobile cellular telephone system provider and operator	€1.2b	29%	Italy
Concert BV	Global communication related services and products provider	€23m	100%[d]	International
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386b	16.59%	Republic of South Korea

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]All overseas companies are incorporated in their country of operations, with the exception of Concert BV which is incorporated in the Netherlands.
[c]Held through a BT subsidiary, 50.5% BT owned. Economic holding is 23%.
[d]100% of ordinary 'B' shares held giving an effective economic interest of 50%.

This annual report and Form 20-F incorporates by reference the financial statements for the financial year ended 31 December 2001 of Concert BV, furnished by BT Group plc to the Securities and Exchange Commission under Form 6-K on 31 May 2002.

b = billions m = millions	Activity	Share capital Issued[a]	 Percentage owned	Country of operations[b]
Associates				
Cegetel SA	Communications related services and products provider	€1.43b	26%	France
SmarTone Telecommunications Holdings Limited	Mobile cellular telephone system provider and operator	HK$59m	20.66%	Hong Kong

[a]Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.
[b]All overseas undertakings are incorporated in their country of operations.

Additional information for shareholders

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements refer to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's strategy and its ability to achieve it; BT's debt reduction plans; BT's credit ratings; BT's plans regarding Concert; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; BT's network development and expansion plans; plans for the launch of new products and services; Network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third party service providers; and those preceded by, followed by, or that include the words "believes", "expects", "anticipates", "intends" or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance.

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

As a result of the Telecommunications Act, which received Royal Assent in 1984, British Telecommunications plc was incorporated in England and Wales under the Companies Acts 1948 to 1981 on 1 April 1984 as a public limited company wholly owned by the UK Government. The transfer of property, rights and liabilities of the corporation to British Telecommunications plc was made on 6 August 1984.

In November 1984, the UK Government offered 3,012 million ordinary shares (50.2% of the total issued ordinary shares) to the public. The share sale was fully subscribed. British Telecom shares made their debut on the London Stock Exchange on 3 December 1984. From April 1991, British Telecommunications plc traded as BT.

In December 1991, the UK Government sold over half its remaining shares in BT, retaining a holding of about 22%. It sold this residual holding in July 1993. Subsequently, in September 1997, the UK Government redeemed at par a special rights redeemable preference share to which certain special rights attached.

In 1985, Cellnet was launched as a joint venture between British Telecom and Securicor which held 40% of the company. BT acquired full control of Cellnet (now O2 UK – part of mmO2 plc) by acquiring Securicor's minority holding in November 1999.

In January 2000, BT and AT&T established Concert as a 50/50 joint venture serving customers around the world and transferred their trans-border assets and operations to Concert. On 1 April 2002, BT completed the unwind of Concert, which involved the return of Concert's businesses, customer accounts and networks to the two parent companies.

BT Group was formed when mmO2 plc, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group's shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The company's registered office address is 81 Newgate Street, London EC1A 7AJ. The company's agent in the USA is Jan Vinokour, 350 Madison Avenue, New York, NY 10017.

Notes prices

On 5 December 2000 we issued four series of notes comprising US$2.8 billion notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes).

The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes		Five-year Notes		Three-year Notes	
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2001								
First quarter	–	–	–	–	–	–	–	–
Second quarter	–	–	–	–	–	–	–	–
Third quarter	104.091	100.577	103.347	100.277	101.778	100.115	100.45	100.32
Fourth quarter	109.333	100.325	106.132	101.421	103.871	101.370	100.65	99.88
Full period	109.333	100.325	106.132	100.277	103.871	100.115	100.65	99.88
Year ended 31 March 2002								
First quarter	110.6	102.066	107.618	103.118	106.364	102.887	101.65	100.18
Second quarter	114.87	107.868	111.547	106.272	108.337	105.494	101.93	100.73
Third quarter	123.489	112.193	115.603	108.370	110.012	106.261	101.25	100.75
Fourth quarter	119.173	114.458	113.038	108.620	108.902	106.058	101.48	100.88
Full period	123.489	102.066	115.603	103.118	110.012	102.887	101.93	100.18
Last six months								
November 2001	123.489	115.966	115.603	110.716	110.012	107.152	101.25	101.13
December 2001	116.902	112.193	112.456	108.370	108.423	106.261	101.25	101.25
January 2001	119.134	115.190	113.038	110.403	108.902	107.112	101.48	101.25
February 2002	119.173	117.222	112.413	110.977	108.164	107.713	101.48	100.88
March 2002	118.283	114.458	111.706	108.620	107.690	106.058	101.28	101.08
April 2002	115.522	113.507	110.182	108.631	107.573	106.171	101.33	101.10

Memorandum and Articles of Association

The following is a summary of the principal provisions of the company's memorandum and articles of association ("Memorandum" and "Articles"), a copy of which has been filed with the Registrar of Companies.

Memorandum

The Memorandum provides that its principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles

(a) Voting rights

In the following description of the rights attaching to the shares in the company, a "holder of shares" and a "shareholder" is, in either case, the person registered in the company's register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by at least five shareholders at the meeting who are entitled to vote (or their proxies), or by one or more shareholders at the meeting entitled to vote (or their proxies) and who have, between them, at least 10% of the total votes of all shareholders who have the right to vote at the meeting

(b) Limitation on size of shareholdings

For the purpose of these provisions, the expression "interest" is widely defined, it generally follows but is more extensive than the definition used in deciding whether a notification to the company would be required under Part VI of the Companies Act, 1985 (which contains requirements for the notification of interests in shares in public limited companies). Any person who has an interest in voting shares in the company of 3% or more is required to notify the company of that interest and is otherwise required to give notices in relation to interests in voting shares as currently provided in Part VI of the Companies Act.

If the Board knows that a person has an interest in the company's shares which carry 15% or more of the total votes attaching to relevant share capital (as that expression is defined in the Act), the Board must send a written notice to all persons (other than certain persons referred to below) who appear to it to have such interests and, if different, to the registered holder(s) of the shares concerned. That notice will set out the restrictions referred to below and will call for the interest concerned to be reduced to less than 15% by sale or other disposal of shares within 21 days of the giving of the notice to the registered holder(s) (or such longer period as the Board considers reasonable). No transfer of the shares comprised in the interest may be made except for the purpose of reducing the interest to less than 15% or if the notice sent by the Board is withdrawn.

If that notice is not complied with to the satisfaction of the Board and has not been withdrawn, the Board must effect the disposal on the terms as it decides, based upon advice obtained by it for the purpose.

A registered holder on whom a notice referred to above has been served is not entitled in respect of the share or shares comprised in the interest, until that notice has been withdrawn or complied with to the satisfaction of the Board, to attend or vote at any general meeting of the company or meeting of the holders of a class of shares and those rights will vest in the chairman of the meeting who may act entirely at his discretion.

The Board is not required to send a notice to any person if it does not know that person's identity or address. Not delivering a notice in such case and any accidental error in or failure to give notice to a person to whom notice is required to be sent will not prevent the implementation of or invalidate any procedure under the relevant Article. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board is conclusive.

Certain specified shareholders, including a holding company of BT, are not subject to these restrictions.

(c) Variation of rights

Whenever the share capital of the company is split into different classes of shares, the special rights attached to any of those classes can be varied or withdrawn either:

(i) with the sanction of any extraordinary resolution passed at a separate meeting of the holders of the shares of that class; or

(ii) with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class.

At any separate meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

The company can issue new shares and attach any rights and restrictions to them, as long as this is not restricted by special rights previously given to holders of any existing shares. Subject to this, the rights of new shares can take priority over the rights of existing shares, or existing shares can take priority over them, or the new shares and the existing shares can rank equally.

(d) Changes in capital

The company may by ordinary resolution:

(i) consolidate and divide all or any of its share capital into shares of a larger amount;

(ii) divide all or part of its share capital into shares of a smaller amount;

(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv) increase its share capital.

The company may also:

(i) buy back its own shares; and

(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(e) Dividends

The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

BT can stop paying dividends if payments for two dividends in a row are sent back or not cashed or have not been able to be made. BT must start paying dividends again if the shareholder or a person entitled to the shares by transmission claims them.

(f) Distribution of assets on winding up
If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. Under general law the holders of BT shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings, as BT has only one class of shares.

(g) Transfer of shares
Certificated shares of the company may be transferred in writing either by an instrument of transfer in the usual standard form or in such other form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer. The person making the transfer will be treated as continuing to be the holder of the shares transferred until the name of the person to whom the shares are being transferred is entered in the register of members of the company.

The Board may refuse to register any transfer of any share held in certificated form:

- which is in favour of more than four joint holders; or
- unless the transfer form to be registered is properly stamped to show payment of any applicable stamp duty and delivered to the company's registered office or any other place the Board decides. The transfer must have with it the share certificate for the shares to be transferred; any other evidence which the Board asks for to prove that the person wanting to make the transfer is entitled to do this; and if the transfer form is executed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

If the Board decides not to register a transfer of a share, they must notify the person to whom that share was to be transferred no later than two months after the company receives the transfer form or instruction from the operator of the relevant system.

The Board can decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders.

(h) Untraced shareholders
BT may sell any shares after advertising its intention and waiting for three months if the shares have been in issue for at least 12 years, during that period at least three dividends have become payable on them and have not been claimed and BT has not heard from the shareholder or any person entitled to the dividends by transmission. The net sale proceeds belong to BT, but it must pay those proceeds to the former shareholder or the person entitled to them by transmission if that shareholder, or that other person, asks for them.

(i) General meetings of shareholders
Every year the company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, they must call one on a shareholders' requisition.

(j) Limitations on rights of non-resident or foreign shareholders
The only limitation imposed by the Articles on the rights of non-resident or foreign shareholders is that a shareholder whose registered address is outside the UK and who wishes to receive notices of meetings of shareholders must give the company an address within the UK to which they may be sent.

(k) Directors
Directors' remuneration
Excluding remuneration referred to below, each director will be paid such fees for his services as the Board decides, not exceeding £50,000 a year and increasing by the percentage increase of the retail prices index (as defined by Section 833(2) Income and Corporation Taxes Act 1988) for any 12-month period beginning 1 April 1999 or an anniversary of that date. The company may by ordinary resolution decide on a higher sum. This resolution can increase the fee paid to all or any directors either permanently or for a particular period. The directors may be paid their expenses properly incurred in connection with the business of the company.

The Board can award extra remuneration to a director who holds an executive position; acts as chairman or deputy chairman; serves on a Board committee at the request of the Board; or performs any other services which the Board considers extends beyond the ordinary duties of a director.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, BT can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in the company or any of its subsidiary undertakings, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

Directors' votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

Directors' interests

If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:

(i) have any kind of interest in a contract with or involving BT (or in which BT has an interest or with or involving another company in which BT has an interest);

(ii) have any kind of interest in a company in which BT has an interest (including holding a position in that company or being a shareholder of that company);

(iii) hold a position (other than auditor) in BT or another company in which BT has an interest on terms and conditions decided by the Board; and

(iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for BT or another company in which BT has an interest on terms and conditions decided by the Board.

A director does not have to hand over to BT any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that they are interested in a contract with BT they must tell the other directors.

Retirement of directors

Provisions of the legislation which, read with the Articles, would prevent a person from being or becoming a director because that person has reached the age of 70 do not apply to the company.

At every annual general meeting one third of the directors (or if their number is not a multiple of three, the number nearest to but greater than one third) must retire by rotation as directors. The directors to retire are selected on the basis of time in office since their last election. Any director appointed by the directors automatically retires at the next following annual general meeting and is then eligible for election, but is not taken into account in determining which and how many directors are to retire by rotation at such meeting. A retiring director is eligible for re-election.

Directors' borrowing powers

To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person. The Board must limit the borrowings of the company and all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to ensure that the aggregate amount of all borrowings by the group outstanding at any time is not more than three times the adjusted capital and reserves (as defined in the Articles). This affects subsidiary undertakings only to the extent that the Board can do this by exercising these rights or powers of control. This limit can be exceeded if the consent of the shareholders has been given in advance by passing an ordinary resolution.

Exchange controls and other limitations affecting security holders

There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares, except as otherwise described in *Taxation (US Holders)* above and except in respect of the government of, or any resident of, Iraq or any person treated as so resident. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Advance corporation tax (ACT)	No direct US equivalent. Tax payable on cash dividends treated as advance payments on the company's UK income tax due
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Employment costs	Payroll costs
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit and loss account (statement)	Income statement
Profit and loss account (under "capital and reserves" in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Shareholders' equity other than paid-up capital
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
1	**Identity of directors, senior management and advisors**	Not applicable	
2	**Offer statistics and expected timetable**	Not applicable	
3	**Key information**		
3A	Selected financial data	Omitted due to reduced disclosure format	
3B	Capitalisation and indebtedness	Not applicable	
3C	Reasons for the offer and use of proceeds	Not applicable	
3D	Risk factors	Omitted due to reduced disclosure format	
4	**Information on the company**		
4A	History and development of the company	Additional information for shareholders	
		Background	81-82
		Business review	
		Introduction	2
		Restructuring	2-4
4B	Business overview	Business review	2-5
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	81
4C	Organisational structure	Business review	
		Introduction	2
		Subsidiary undertakings, joint ventures and associates	79-80
4D	Property, plants and equipment	Omitted due to reduced disclosure format	
5	**Operating and financial review and prospects**		
5A	Operating results	Financial review	6-17
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	81
5B	Liquidity and capital resources	Financial review	6-17
		Capital resources	14-15
		Critical accounting policies	15-16
		Additional information for shareholders	
		Cautionary statement regarding forward-looking statements	81
		Notes to the financial statements	
		Loans and other borrowings	57-58
		Financial commitments, contingent liabilities and subsequent events	62-63
		Financial instruments and risk management	67-71
5C	Research and development, patents and licences	Omitted due to reduced disclosure format	
5D	Trend information	Omitted due to reduced disclosure format	
6	**Directors, senior management and employees**		
6A	Directors and senior management	Omitted due to reduced disclosure format	
6B	Compensation	Omitted due to reduced disclosure format	
6C	Board practices	Omitted due to reduced disclosure format	
6D	Employees	Business review	2-5
		Notes to financial statements	
		People employed	65
6E	Share ownership	Omitted due to reduced disclosure format	
7	**Major shareholders and related party transactions**		
7A	Major shareholders	Omitted due to reduced disclosure format	
7B	Related party transactions	Omitted due to reduced disclosure format	
7C	Interests of experts and counsel	Not applicable	
8	**Financial information**		
8A	Consolidated statements and other financial information	See item 18 below.	
		Business review	
		Legal proceedings	5
		Additional information for shareholders	
		Dividends	83
8B	Significant changes	Financial review	
		Capital resources	14-15
		Notes to the financial statements	
		Financial commitments, contingent liabilities and subsequent events	62-63
9	**The offer and listing**		
9A	Offer and listing details	Not applicable	
9B	Plan of distribution	Not applicable	
9C	Markets	Not applicable	
9D	Selling shareholders	Not applicable	
9E	Dilution	Not applicable	
9F	Expenses of the issue	Not applicable	
10	**Additional information**		
10A	Share capital	Not applicable	
10B	Memorandum and articles of association	Additional information for shareholders	
		Background	81-82
		Memorandum and articles of association	82-85
10C	Material contracts	Omitted due to reduced disclosure format	
10D	Exchange controls	Additional information for shareholders	
		Exchange controls and other limitations affecting security holders	85

Required Item in Form 20-F		Where information can be found in this Annual Report	
Item		Section	Page
10E	Taxation	Omitted due to reduced disclosure format	
10F	Dividends and paying agents	Not applicable	
10G	Statement by experts	Not applicable	
10H	Documents on display	–	
10I	Subsidiary information	Not applicable	
11	**Quantitative and qualitative disclosures about market risk**	Financial review	
		Treasury policy	14
		Foreign currency and interest rate exposure	15
		Notes to the financial statements	
		Financial instruments and risk management	67-71
12	**Description of securities other than equity securities**	Not applicable	
13	**Defaults, dividend arrearages and delinquencies**	Not applicable	
14	**Material modifications to the rights of security holders and use of proceeds**	Not applicable	
15	**[Reserved]**		
16	**[Reserved]**		
17	**Financial statements**	Not applicable	
18	**Financial statements**	Report of the independent auditors	21
		Accounting policies	22-24
		Consolidated financial statements	25-71
		United States generally accepted accounting principles	72-78

British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000

Printed in England by Greenaways